Exhibit 99.1

Banco Itaú Holding Financeira S.A. - 2003 Annual Report

Values and Vision

Since the end of 1992, Itaú’s strategies and initiatives have been guided by the following vision: “To be the industry’s best performing bank, known for our strength, reliability, marketing energy, advanced technology, skilled teams, and a commitment to total quality and client satisfaction”. Our performance leadership is shown through a combination of growth and profitability that creates value for shareholders.

Itaú bases its actions on principles that support an organizational culture focused on respecting people, strict compliance with rules and regulations, and ongoing development.

The Ethics Code, widely disclosed internally, reflects such values and contains the tools that encourage its practice.

The Corporate Ethics Committee works closely with our different sector ethics committees to assess the current status and suitability of the Code of Ethics, and determine the measures necessary to disclose and disseminate the highest standards of ethical conduct within the Organization.

The commitment to transparency in its relationship with the market and banking activity regulatory authorities - combined with the ongoing incorporation of ethics in its business practices and culture - led Itaú to include an item specifically about the responsibility of its managers in the Code of Ethics. This measure complies with Central Bank of Brazil Resolution 3081 and the guidelines defined in the Sarbanes-Oxley Act.

Banco Itaú Holding Financeira S.A.	1

Relatório Anual 2003	Perfil do Banco Itaú Holding Financeira

Banco Itaú Holding Financeira Profile

Created through a corporate restructuring of the Itaú Group in 2003, Banco Itaú Holding Financeira S.A. (“Itaú”) operates as a universal bank and oversees the activities of Banco Itaú and Banco Itaú-BBA through the strategic coordination and centralization of their risk control, audit and treasury areas.

With shareholders’ equity of R$11,879 million, assets of R$118,738 million, and a market capitalization of R$30,453 million at the end of 2003, Itaú has established itself as Latin America’s largest financial institution by market value. Its shares are traded on the São Paulo, Buenos Aires and New York stock exchanges.

Banco Itaú is one of Brazil’s biggest retail banks, operating in the domestic and international financial and capital markets. With 9.2 million clients, its structure, products and services have been developed to meet the needs of micro, small and middle market companies, the public sector, institutional investors, consumer clients (branches), high income (Personnalité) and high net worth (Itaú Private Bank) individuals. In addition, it is active in underwriting, custodian services, securities brokerage, credit cards, consórcios, insurance, annuities and private pension plans.

Its network currently boasts 3,055 customer service outlets nationwide, including branches, corporate-site units and 19,770 full-service ATMs. The advanced technology it employs allowed clients to execute more than 2.0 billion operations through convenience services such as telephone, internet, automatic debit system and debit card operations.

Banco Itaú-BBA, created at the end of 2002 after the acquisition of Banco BBA Creditanstalt, operates in the corporate segment, providing services to the country’s thousand largest companies. It combines the specialization of the former BBA in the large corporation segment with the high volume operations and service quality of Itaú, to offer more complete and efficient solutions to its clients. Its credit portfolio grew R$22,468 million at the end of 2003.

Itaú’s access to the international market was expanded by the June opening of the London branch of Banco Itaú Europa, and the opening of an Itaú Buen Ayre trading desk in Buenos Aires. Through the Itaúsa group, Itaú has trading desks in New York (Itaú Securities), Lisbon (Banco Itaú Europa) and São Paulo (Banco Itaú), providing fixed income transactions in the international capital markets.

Since 2002, Itaú has been operating in the U.S. on an equal footing with other financial institutions in that country thanks to the “Financial Holding Company” status granted it by the Federal Reserve Board. The factors that led to Itaú’s authorization were its high level of capitalization, superior management, history of successful operations in Brazil, the experience and expertise of establishing a banking activity in the U.S., as well as the existence of well established controls and compliance practices consistent with U.S. law, both in its operations in Brazil and in the other countries where it operates.

For the fourth consecutive year, Itaú was included in the Dow Jones Sustainability World Index (DJSI World), and was the only Latin American bank in the 315 companies tracked by the index. The DJSI assesses financial performance and more importantly, the quality of a company’s management and aspects such as transparency, corporate governance and social and environmental responsibility.

2	Banco Itaú Holding Financeira S.A.

Relatório Anual 2003	Perfil do Banco Itaú Holding Financeira

Primary Financial Indicators

	2003	2002(1)	2001	2000	1999	Growth % 2002/2003

Earnings (in R$ millions)
Gross Earnings from Financial Operations	9,361	7,250	5,892	4,541	3,814	29.1
Operating Income	5,819	4,255	3,140	2,511	2,282	36.7
Consolidated Net Recurring Income	3,717	3,080	2,354	1,918	1,518	20.7
Consolidated Net Earnings	3,152	2,377	2,389	1,841	1,869	32.6

Earnings per Thousand Shares - (in R$)
Consolidated Net Earnings	27.66	21.36	21.41	15.99	15.85	29.5
Book Value	104.25	81.23	67.89	57.70	50.09	28.3
Interest on Own Capital	9.72	7.45	7.24	5.46	5.11	30.6
Preferred Share Price (PN) (2)	267.26	159.49	174.69	170.81	142.52	67.6
Common Share Price (ON) (2)	236.92	149.39	174.50	178.89	122.80	58.6
Total Interest on Own Capital - (in R$ millions)	1,108	829	808	629	602	33.7
Market Capitalization - (in R$ millions) (3)	30,453	17,743	19,499	19,664	16,804	71.6

Balance Sheet - (in R$ millions)
Total Assets	118,738	111,141	81,416	69,555	51,911	6.8
Total Loans	44,581	45,414	34,282	27,253	20,005	(1.8)
Own, Third-party and Managed Funds	182,622	154,362	123,970	98,543	74,883	18.3
Subordinated Debt	4,814	5,707	1,433	-	-	(15.7)
Consolidated Shareholders’ Equity	11,879	9,036	7,578	6,642	5,907	31.5
Capital Base (4)	17,185	16,573	10,585	7,676	6,420	3.7

Performance Ratios (%)
Return on Equity - Recurring	31.3	34.1	31.1	28.9	25.7
Return on Equity	26.5	26.3	31.5	27.7	31.6
Return on Assets	2.7	2.1	2.9	2.6	3.6
Solvency Ratio (Basel ratio)	19.8	18.4	16.9	14.4	21.0
Efficiency Ratio	46.1	50.0	55.0	57.8	58.0
Fixed Assets Ratio	25.0	33.1	36.7	47.7	60.8

(1) The consolidation of Banco BBA appears only on the Balance Sheet, and does not affect results.
(2) Based on the average price for December.
(3) Calculated based on the average price of preferred shares in December.
(4) Since 2000, the capital base has been calculated in compliance with Resolution 2837, based on consolidated economic-financial data

Banco Itaú Holding Financeira S.A.	3

Chairman’s Message

Olavo Egydio Setubal

4	Banco Itaú Holding Financeira S.A.

To our shareholders,

Brazil

2003 was a transitional economic year, ending with good expectations for the period ahead. 2002 was a difficult year, marked by uncertainties over the economic policies that the new government would adopt, and doubts about its capacity to maintain the tight fiscal and monetary policies needed to meet its inflation targets.

The new government, however, acted firmly, setting up political alliances to drive through important structural reforms. Sustained fiscal and monetary control put the inflation indices back on track. Lower inflation and exchange rate stability provided room for larger cuts in the interest rate after the end of June. The primary surplus exceeded the goal negotiated with the IMF. Balance of trade showed exceptional performance, with a record surplus 89% larger than in 2002, even with the exchange rate devaluation in the final months.

Restored foreign investor confidence was reflected in increased direct investments and an increase in the foreign loans renewal rate. Additionally, the country risk decreased from 2,400 basis points in September 2002 to 475 at the end of 2003, while risk rating agencies Fitch Atlantic Ratings and Standard & Poor’s upgraded their ratings for Brazilian debt. The IMF agreement was extended for one more year, reaffirming the government’s commitments to fiscal and monetary discipline.

While these achievements may have resulted in slower economic growth - 2003 was a year of zero GDP growth due to poor results in the first three quarters - there are already clear signs in 2004 that the country may begin enjoying the results of the policies now in place. Lower inflation allowed interest rates to drop even more than expected, leading to an economic recovery now underway in the durable consumer goods, capital goods and intermediary goods sectors.

The recovery of retail sales and non-durable goods production will depend on improvements in the employment rate and wages, which have yet to happen. In fact, average real wages in 2003 dropped 15% from 2002.

In 2003, Itaú once again demonstrated its capacity to adapt to changing macroeconomic conditions, strengthening its image as a diversified bank with a substantial range of operations.

Banco Itaú Holding Financeira S.A.	5

Relatório Anual 2003	Chaiman’s Message

Itaú

Over the past few years, despite confronting a variety of macroeconomic conditions, Itaú has maintained its profitability, underlining its capacity to adapt to and prepare for impacts on the Brazilian financial system arising from political and economic changes.

The acquisition of other banks with unique market positioning and expertise in more sophisticated financial operations and segments, both in the domestic and international market, has allowed Itaú to diversify from its big retail bank basis and enlarge its operations portfolio, positioning itself as a leader in sectors such as large corporations, private banking and asset management.

This strategy was greatly reinforced in 2003 by a corporate restructuring which resulted in the creation of Banco Itaú Holding Financeira S.A., an institution which incorporated all Banco Itaú S.A. shares without changing the share ownership position of the current shareholders or administrators.

Banco Itaú Holding Financeira controls companies that operate exclusively in the financial services sector. Its principal subsidiaries are Banco Itaú S.A., which covers the main segments of the market, and Banco Itaú-BBA S.A., which works with major corporate clients. Each of these two organizations has considerable expertise in its markets, and their joint performance highlights the importance of the synergies they have created.

Highlights of 2003 included the creation of Banco Itaú-BBA through the acquisition of Banco BBA Creditanstalt, the integration of Fináustria and Banco Fiat into the Group, and an agreement to acquire the life insurance, private pension plan and asset management operations of AGF Brasil Seguros, whose results appear in the December 31, 2003 Banco Itaú Holding consolidated financial statements.

Banco Itaú Holding Financeira’s year-end balance sheet demonstrates solid capitalization, diverse revenue sources, strict cost management, and a conservative risk management policy.

Consolidated earnings of R$3,152 million were in line with previous years, delivering a 26.5% return on shareholders’ equity. Itaú paid or provisioned R$2,891 million in taxes and contributions related to profits, revenues and payroll, among others. In addition, it paid, retained and collected R$100,971 million from clients.

Assets reached R$118,738 million, a 6.8% increase from the previous year.

These results are due to the actions of skilled teams that are committed to Itaú’s values and goals. Itaú makes ongoing investments in improving its human resource management to ensure its continued performance. For example, fixed payroll plus charges and benefits totaled R$2,589 million, or an average of R$61,000 per employee. Social benefits provided to employees and their dependents totaled R$483 million. As well, R$44 million was invested in education, training and development programs for Itaú’s 42,450 employees.

Banco Itaú Holding Financeira S.A. preferred shares ended the period up 67.3%, while common shares finished 61.9% higher. Interest dividends paid to preferred shareholders increased to R$1,108 million, or R$9.72 per thousand shares. Itaú’s market value grew 71.6% to R$30,453 million, allowing us to remain as Latin America’s largest financial institution by market value.

For the second year in a row, Interbrand, the world leader in brand valuation, named Itaú the most valuable brand in the country, with a value of US$1,093 million.

Although not shown on the balance sheet, a company’s intangible assets represent the real value of an organization, through its market and brand value as well as its skills, structure, technology, processes and, above all, comprehensive organizational knowledge.

6	Banco Itaú Holding Financeira S.A.

Itaú now has the capability to compete on an international scale, combining the strength of its domestic market penetration with the abilities of its overseas units to be a specialist in the Brazilian and global market place. Accordingly, we see Itaú increasing its international competitive scope.

Over the past ten years, Brazil has made great strides in providing the stability and fiscal discipline needed to allow economic development to flourish. However, the 3.5% increase in GDP expected for 2004 is moderate, as the political reforms required to encourage further investments are not yet fully in place.

As in the past, Banco Itaú Holding Financeira will adapt itself to generate results which outperform the economy. Our corporate culture, combined with an emphasis on technological growth and the development of intellectual capital, will continue to play key roles in sustaining our future performance.

We wish to thank our shareholders and clients for their constant support and confidence, and our employees for their dedication, energy and skill which result in our continued growth.

Sincerely,

Olavo Egydio Setubal Chairman of the Board of Directors

In Memoriam

It is with great sorrow that we report the death, on December 10, 2003, of Dr. Luiz de Moraes Barros, founder of Banco Sul Americano and a member of our Board of Directors since 1971.

Among the many highlights of his brilliant career in the financial industry, he was President of Banco do Brasil from 1964 to 1966.

At the end of the year, the Board of Directors of Itaúsa and Banco Itaú Holding Financeira paid special tribute to his invaluable contribution to the history of the Itaú group, and how he deeply espoused the principles of our Organization, by renaming the head offices of Duratex on Avenida Paulista in São Paulo as the Luiz de Moraes Barros Building.

We also sadly note the deaths of Dr. Olavo de Queiroz Guimarães Filho, on December 27, 2003, and Dr. Daniel Machado de Campos, on January 8, 2004, both members of the Banco Itaú Holding Financeira Advisory Board.

We owe a great debt to these special friends, and their absence represents a tremendous loss to us all.

Banco Itaú Holding Financeira S.A.	7

Management Analysis of Operations

8	Banco Itaú Holding Financeira S.A.

Net earnings of R$3,152 million reflected the performance of various operating segments of the Bank, the development of products and services designed to meet the specific needs of clients, and a focus on the reduction and rationalization of costs.

Banco Itaú Holding Financeira S.A.	9

Annual Report 2003	Management Discussion and Analisys

Highlights

(in R$ millions except where indicated)
Statement of Income	2003	2002	2001	2000

Recurring Net Earnings	3,717	3,080	2,354	1,918
Extraordinary Net Earnings	(565)	(703)	36	(77)
Net Earnings of the Parent Company	3,152	2,377	2,390	1,841
Financial Margin	10,998	9,511	9,425	7,081
Gross Earnings from Financial Operations	9,361	7,250	8,248	6,607
Bank Service Fees	5,121	4,466	3,699	3,465
Share Performance (R$)

Preferred Share (PN) Price - end of period	287.00	171.50	175.99	185.00
Common Share (ON) Price - end of period	252.50	156.00	175.00	185.00
Consolidated Net Earnings per Thousand Shares	27.66	21.36	21.41	15.99
Number of Shares Outstanding - in millions	113,944	111,247	111,619	115,120
Book Value per Thousand Shares	104.25	81.23	67.89	57.70
Dividends/IOC (1) (in R$ millions)	1,108	829	808	629
Dividends/IOC (1) per Thousand Shares	9.72	7.45	7.24	5.46
Market Capitalization (in R$ millions)	30,453	17,743	19,499	19,664
Market Capitalization (in US$ millions)	10,540	5,022	8,403	10,056
Performance Indices (%)

Annualized Return on Equity (ROE) - Recurring	31.3%	34.1%	31.1%	28.9%
Annualized ROE	26.5%	26.3%	31.5%	27.7%
Annualized Return on Assets (ROA)	2.7%	2.1%	2.9%	2.6%
Solvency Ratio	19.8%	18.4%	16.9%	14.4%
Efficiency Ratio	46.1%	50.0%	55.0%	59.5%
Fixed Assets Ratio	25.0%	33.1%	36.7%	47.7%

Balance Sheet	2003	2002	2001	2000

Total Assets	118,738	111,141	81,807	69,555
Credit Operations	38,659	38,419	29,615	23,674
Sureties, Endorsements and Guarantees	5,923	6,995	4,666	3,579
Securities + Investments + Interbank Deposits	40,082	32,151	24,308	24,132
Total Deposits	36,698	38,997	28,331	27,875
Subordinated Debt	4,814	5,707	1,433	-
Shareholders’ Equity - Parent Company	11,879	9,036	7,578	6,642
Supplementary

Assets under Management	80,097	59,167	55,796	41,665
Number of Employees	42,450	43,215	45,409	47,524
Number of Branches	2,321	2,314	2,259	2,118
Number of Corporate-site Units	851	878	925	877
Number of ATMs	20,021	17,926	13,777	12,064

Ratings (as of 01/27/04)	Banco Itaú Holding		Banco Itaú		Banco Itaú-BBA

Fitch Atlantic Ratings	National	International	National	International	National	International
Short-Term	F1+(bra)	B	F1+(bra)	B	F1+(bra)	-
Long-Term	AA(bra)	B+	AA(bra)	B+	AA(bra)	-
Individual	-	C	-	C	-	-
Legal	-	5	-	4	-	4
Moody’s
Financial Strength	-	-	-	C-	-	-
Bank Deposits - Foreign Currency	-	-	-	B3 / NP	-	-
Bank Deposits - Local Currency	-	-	-	A3 / P-2	-	-
Long-Term Deposit	-	-	Aaa.br	-	Aaa.br	-
Short-Term Deposit	-	-	BR-1	-	BR-1	-
Standard & Poor’s
Foreign Currency - Long-term	-	-	-	B+	-	-
Foreign Currency - Short -term	-	-	-	B	-	-
Local Currency - Long-term	-	-	br.AA	BB	br.AA	-
Local Currency - Short-term	-	-	br.A-1	B	-	-

(1) IOC (Interest on Own Capital).

10	Banco Itaú Holding Financeira S.A.

Annual Report 2003	Management Discussion and Analisys

Banco Itaú Holding 2003 consolidated net income reached R$3,152 million, or a 32.6% year-on-year increase. This reflects good performance from several of the group’s segments, as well as ongoing products and services development designed to meet the specific needs of our different client types. As well, the results of Banco Itaú-BBA and Banco Fiat are consolidated in the 2003 statements.

Consolidated Net Earnings

Banco Itaú Holding shareholders’ equity totaled R$11,879 million as of December 31, 2003, up 31.5% y-o-y. This was due primarily to the Bank’s results during the period, as well as the issuance of R$514 million in preferred shares in the first quarter as part of the payment of Banco BBA. Additionally, negotiable securities were marked-to-market, net of tax consequences and minority interest, which contributed R$464 million to the total. The return on equity was 26.5% per year, almost unchanged from 26.3% in 2002, while the solvency ratio rose 1.4 percentage points to 19.8%.

Return on Shareholders’ Equity

Banco Itaú Holding’s efforts to reduce and rationalize costs helped the efficiency ratio reach 46.1% in 2003, within the limits set by management, and 3.9 percentage points better than in 2002. Net of the impact associated with the consolidation of Itaú-BBA and Banco Fiat, 2003 administrative expenses rose only 1.1% from 2002.

Efficiency Ratio

The unrealized result reached R$2,677 million by year-end, up 65.6% y-o-y, due primarily to securities being marked-to-market and the equity stake in Banco BPI S.A. The figure does not include the additional provision for possible loan losses of R$906 million. When these financial instruments are realized, the amount will be booked as income.

Unrealized Result
(in R$ millions)

Banco Itaú Holding Financeira S.A.	11

Annual Report 2003	Management Discussion and Analisys

Banco Itaú Holding considers risk management a critical instrument to optimize the use of capital and select suitable business opportunities to obtain the best risk / return ratio for shareholders. In 2003, treasury and gap management generated R$409 million - which was better than certificates of deposit and net of tax consequences - by taking relatively low risk positions within a more stable economic environment. Shareholders’ equity received an additional R$694 million (net of tax) in capital gains on negotiable securities. There was also R$360 million (after taxes) in additional provisions on securities.

Selic Rate and Dollar Exchange Rate

As of December 31, 2003, the total balance of credit operations, including endorsements and sureties, reached R$44,581 million, down 1.8% y-o-y. Operations in local currency, however, rose 11.1% to R$32,345 million, although this increase was offset by a 25.0% reduction in the operations portion linked to or denominated in foreign currency, partially reflected in the 2003 devaluation of the real. A shrinking economy was responsible for reduced demand of endorsements and sureties operations, making the 2003 balance R$5,923 million, down 15.3%.

Credit Operations(1)

(1) Includes endorsements and sureties.

The non-performing loans ratio improved in 2003, dropping from 4.17% to 4.14%. This was a result of a sharp drop in the consumer client ratio, thanks to seasonal adjustments of past due installments in the last quarter of 2003, and the adoption of a more strict policy on granting credit. The commercial client ratio increased during the period due to adverse business conditions for companies in the electricity generation and distribution sectors.

NPL Ratio (2) - Consumer / Commercial Clients (%)

(2) Non-performing loans: exceeding 60 days in arrears.

Assets under administration reached R$116,795 million, up 19.0% y-o-y. In 2003, investment funds regained the attraction lost in the previous year when mark-to-market was introduced in asset valuation. Assets in investment funds and managed portfolios rose 35.4% to R$80,097 million by year-end.

Total Deposits, Investment Funds and
Managed Portfolios
In R$ Billions

12	Banco Itaú Holding Financeira S.A.

Annual Report 2003	Management Discussion and Analisys

Consolidated Balance Sheet

(in R$ millions)
			Change

ASSETS	12/31/03	12/31/02	12/02-12/03%

Current and Long-term Assets	115,529	107,672	7,857	7.3%
Cash and Cash Equivalents	2,157	1,894	263	13.9%
Short-term Interbank Deposits	20,780	16,972	3,809	22.4%
Securities and Derivatives Portfolio	29,420	25,188	4,231	16.8%
Interbank Accounts	8,466	10,260	(1,793)	-17.5%
Credit Operations, Leasing and Other Credits	38,659	38,419	239	0.6%
(Provision for Possible Loan Losses)	(3,163)	(3,172)	9	-0.3%
Other Assets	19,210	18,111	1,099	6.1%
Foreign Exchange Portfolio	7,526	6,430	1,096	17.0%
Others	11,685	11,682	3	0.0%

Fixed	3,209	3,469	(261)	-7.5%
Investments	924	953	(29)	-3.1%
Property in Use, Plant and Equipment	2,009	2,240	(232)	-10.3%
Deferred	276	276	0	0.0%

TOTAL ASSETS	118,738	111,141	7,596	6.8%

(in R$ millions)
			Change

LIABILITIES	12/31/03	12/31/02	12/02-12/03%

Current and Long-term Liabilities	105,658	101,000	4,658	4.6%
Deposits	36,698	38,997	(2,299)	-5.9%
Demand Deposits	9,672	10,389	(716)	-6.9%
Savings Deposits	17,667	17,841	(174)	-1.0%
Interbank Deposits	1,208	539	669	124.1%
Time Deposits	8,150	10,228	(2,078)	-20.3%
Open Market Funding	16,932	11,876	5,056	42.6%
Funds from Acceptances and Securities Issuances	3,759	4,555	(796)	-17.5%
Interbank Accounts	778	803	(25)	-3.2%
Loans and On-lending Borrowings	12,968	14,601	(1,633)	-11.2%
Derivatives Portfolio	755	1,959	(1,204)	-61.5%
Insurance, Annuities and Pensions - Technical Provisions	7,689	4,403	3,286	74.6%
Other Liabilities	26,080	23,807	2,273	9.5%
Foreign Exchange Portfolio	7,785	6,709	1,077	16.0%
Subordinated Debt	4,814	5,707	(893)	-15.7%
Miscellaneous	13,481	11,392	2,090	18.3%
Deferred Income	110	66	45	67.5%
Minority Interest in Subsidiaries	1,090	1,039	51	4.9%
Parent Company Shareholders’ Equity	11,879	9,036	2,843	31.5%

TOTAL LIABILITIES	118,738	111,141	7,596	6.8%

Deposits	36,698	38,997	(2,299)	-5.9%
Funds + Managed Portfolios	80,097	59,167	20,930	35.4%

Total of Deposits + Funds + Managed Portfolios	116,795	98,164	18,631	19.0%

Banco Itaú Holding Financeira S.A.	13

Annual Report 2003	Management Discussion and Analisys

Consolidated Statement of Income

			Change

	2003	2002	2002 - 2003%

Earnings from Financial Operations	9,976	21,707	(11,731)	-54.0%
Credit and Leasing	7,422	12,715	(5,293)	-41.6%
Securities Portfolio	2,032	8,489	(6,457)	-76.1%
Insurance, Pensions and Annuities	453	241	213	88.3%
Foreign Exchange	68	262	(194)	-74.0%

Financial Operations Expenses	1,023	(12,196)	13,218	-108.4%
Money Market	(1,526)	(8,850)	7,324	-82.8%
Borrowings, Assignments and On-lendings	1,622	(3,774)	5,397	-143.0%
Compulsory Deposits	927	429	497	115.9%

Financial Margin	10,998	9,511	1,487	15.6%

Doubtful Loans	(1,638)	(2,261)	623	-27.6%
Provision for Doubtful Loan Losses	(2,207)	(2,566)	359	-14.0%
Recovery of Write-Off Credits	569	305	264	86.7%

Gross Income from Financial Operations	9,361	7,250	2,110	29.1%

Other Operating Income/(Expenses)	(3,541)	(2,995)	(546)	18.2%
Banking Services Fees	5,121	4,466	655	14.7%
Insurance, Annuities and Pensions - partial	747	650	97	15.0%
Administrative Expenses	(7,800)	(7,244)	(556)	7.7%
Taxes	(1,118)	(886)	(232)	26.2%
Equity in Affiliated Companies	25	477	(453)	-94.9%
Other Operating Income/(Expenses)	(516)	(458)	(58)	12.6%

Operating Income	5,819	4,255	1,564	36.7%

Non-Operating Income	(211)	(57)	(154)	267.8%

Earnings Before Taxes and Profit Sharing	5,608	4,198	1,410	33.6%

Income Tax and Social Contribution	(1,587)	(546)	(1,040)	190.4%

Extraordinary Result	(565)	(703)	138	-19.6%

Profit Sharing	(295)	(179)	(116)	64.6%

Minority Interest in Subsidiaries	(9)	(392)	383	-97.7%

Parent Company Shareholders’ Equity	3,152	2,377	775	32.6%

Number of Common Shares Outstanding - (in thousands)	113,943,830	111,247,037	2,696,792	2.4%
Book Value per Thousand Shares (R$)	104.25	81.23	23.03	28.3%

Net Earnings per Thousand Shares (R$)	27.66	21.36	6.30	29.5%

Note: Operating expenses subject to repurchase commitments, previously booked as funding expenses, were reclassified under Securities Portfolio. As in other statements appearing elsewhere in this Report, effects of exchange rate fluctuations on foreign investments have been incorporated into various line-item entries.

14	Banco Itaú Holding Financeira S.A.

Annual Report 2003	Management Discussion and Analisys

2003 Results

Financial Margin

In 2003, earnings from financial operations before doubtful loan losses increased 15.6% y-o-y to R$10,998 million. This was due primarily to the addition of Banco Itaú-BBA and Banco Fiat to Banco Itaú Holding’s results. The effect of foreign exchange fluctuations on fixed investments held abroad by the Bank impacted on financial operations revenues and expenses, which may lead to some negative results.

Results from Doubtful Loan Losses

•	Provisions for doubtful loan losses reached R$2,207 million, down 14.0% from the previous year, thanks to the adoption of a risk diversification policy and better client qualification.

•	Earnings from the recovery of written-off loans reached R$569 million, up 86.7% year-on-year. This increase was the result of a more efficient collection process that maintained our solid relationship with clients.

Banco Itaú Holding Financeira S.A.	15

Annual Report 2003	Management Discussion and Analisys

Income from Banking Service Fees

Earnings from banking service fees reached R$5,121 million in 2003, a R$655 million y-o-y increase. Asset management earnings grew R$238 million thanks to an increase in assets under administration.

Financings also increased, leading to earnings growth of R$88 million. Current account service fees grew R$90 million due to an increased customer base and the light impact caused by the readjustment of fees in November 2002. The consolidation of Banco Itaú-BBA and Banco Fiat was responsible for a R$168 million increase in service fees earnings, including income of R$28 million from guarantees given by Banco Itaú-BBA, and R$46 million from Consórcio Fiat’s operations.

Administrative Expenses

Administrative expenses totaled R$7,800 million in 2003, up 7.7% from 2002. The consolidation of Banco Itaú-BBA and Banco Fiat contributed a R$478 million increase to this figure.

Net of this impact, administrative expenses increased by just R$78 million, thanks to a R$198 million reduction in staff expenses, particularly in severance and labor claims expenses, and a R$276 million increase in administrative expenses related to contractual readjustments, fee increases, systems maintenance and network enlargement. Banco Itaú Holding’s commitment to reducing and rationalizing costs contributed to a year-on-year change of only 1.1%, well under the 8.7% set by the composite IGP-M inflation index for the same period.

16	Banco Itaú Holding Financeira S.A.

Annual Report 2003	Management Discussion and Analisys

Partial Earnings from Insurance Premiums, Annuities and Pension Plans

Earnings from insurance premiums, pension plans and annuities grew 15% in 2003, rising to R$747 million from R$650 million in 2002. Earnings from premiums alone reached R$5.0 billion in 2003, up 51% y-o-y, primarily from the life, automobile and home insurance segments. Pension plan products generated R$2.4 billion in revenues from premiums. Technical provisions grew 75%, going from R$4.4 billion in 2002 to R$7.7 billion in 2003. At the end of 2003, AGF Vida e Previdência and the AGF Seguros group life portfolio were merged, underlining the strategic importance of this segment and its growth opportunities available through the broker network.

Taxes

Banco Itaú Holding paid R$1,118 million in taxes 2003, up R$232 million from the previous year. The consolidation of Banco Itaú-BBA and Banco Fiat was responsible for R$103 million of this figure. A R$129 million increase in taxes paid by Banco Itaú was principally due to the September increase (from 3% to 4%) in the COFINS social security financing tax rate levied on financial institutions, in addition to an increased number of financial operations executed during the period.

Earnings from Affiliated Companies

Earnings related to equity participation in affiliated companies dropped from R$477 million in 2002 to R$25 million in 2003, due to the effects of the exchange rate between the real and the euro on the investments in Banco BPI S.A.

Non-Operating Income

The R$154 million drop in non-operating income was a result of increased allowances for market value adjustments of real estate intended for sale.

Income Tax and Social Contribution on Net Profits

In 2003, taxes and social contributions paid on net profits reached R$1,587 million, up R$1,040 million from 2002. The consolidation of Banco Itaú-BBA and Banco Fiat represented R$478 million of this figure. Net of these acquisitions, taxes and social contributions paid on net profits increased R$792 million, or a 144.9% y-o-y jump. This increase was mainly due to the fact that revenues/(expenses) from exchange rate fluctuations on investments abroad do not carry tax consequences, as opposed to revenues/(expenses) generated by hedge operations on these investments, which do create tax consequences.

Extraordinary Result

The extraordinary result of R$565 million in 2003 was due primarily to the total amortization of goodwill paid on the acquisition of Banco Fiat. In 2002, the extraordinary result of R$703 million was due in great part to the full amortization of goodwill paid on the acquisition of Banco BBA.

Banco Itaú Holding Financeira S.A.	17

Banco Itaú Holding Financeira S.A.

18	Banco Itaú Holding Financeira S.A.

Relatório Anual 2003	Banco Itaú Holding Financeira S.A.

Message from the
Executive Board
Chairman

The creation of Banco Itaú Holding Financeira S.A. and Banco Itaú-BBA brings greater flexibility to our operations and paves the way for us to expand our business scope in the years ahead.

Robert Egydio Setubal

For Itaú, 2003 was a year of accomplishments. We consolidated important strategic decisions that will help us continue to obtain consistent, sustainable results in the future.

The corporate restructuring which created Banco Itaú Holding Financeira S.A. provides greater structural flexibility and establishes the conditions for our more important business units to function autonomously under Itaú’s control. This structure should allow Itaú to expand its financial services business scope and diversification in the coming years.

The acquisition of BBA Creditanstalt - whose operations came under the control of Itaucorp, Banco Itaú’s arm for servicing large corporations - led to the creation of Brazil’s largest wholesale bank, Banco Itaú-BBA, which brings BBA’s skills in providing specialized services and financial operations to Itaú.

This transaction was completed through a shareholder’s agreement, unique to Brazil, which established shared management and control of the new institution, ensuring Itaú-BBA the autonomy necessary to conduct its business. The integration process occurred in a positive environment whose synergy ensured the continuity and strengthening of both organizations. The success of this integration led to impressive earnings in 2003.

Our asset management operations and performance at Itaú Corretora and in Itaú Private Bank were enhanced by the relocation of these areas from BBA to Banco Itaú.

The acquisition of Fináustria from the BBA group, and a strategic alliance with Fiat Automóveis which resulted in the acquisition of Banco Fiat, allowed Itaú to strengthen its position in the loans, leasing and auto consórcio market, thanks to the integration of these companies within Itaú’s structure. As well, the agreement with AGF bolsters our life insurance, pension plans and asset management operations, allowing us to build on the considerable position that we enjoy in these sectors.

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Relatório Anual 2003	Banco Itaú Holding Financeira S.A.

With respect to operations, 2003 was important due to an increased loan portfolio to small and middle market companies, growth in the life insurance and private pension plans markets, solid cost controls, and higher earnings related to risk management.

The credit portfolio for small and medium-sized companies grew 24.5% to R$4,406 million. Itaú should maintain robust growth in this segment thanks to the development, over the past two years, of a structure designed to meet our clients’ needs, and the potential to gain even greater market share. Our activities with small and middle market companies should deliver increasingly more meaningful results to Itaú’s bottom line in the coming years.

Itauprev reported outstanding performance in the life insurance and pension plan markets in 2003. We placed second both in pension plans and VGBL technical reserves, with an amount of R$5,476 million, if we include the R$569 million reserves of AGF Vida e Previdência, a company acquired by Itaú in 2003. Among VGBL (combined life insurance and retirement annuity polices) products, Itauprev ranks second, with a 23.4% market share in technical reserves and 24.2% in funds under management.

The insurance, pension plans and annuities areas generated net profits of R$747 million in 2003, or 23.7% of Itaú’s total.

A variety of rationalization measures, combined with gains related to the successful consolidation of recent acquisitions, helped commit the entire organization to controlling costs. Administrative and personnel expenses rose 1.1% year-on-year, and 7.7% if we include the integration of Banco BBA and Banco Fiat. Reaching more competitive efficiency levels will continue to be an important commitment in 2004, when economic conditions should offer new opportunities and reduced financial margins on banking operations.

A more stable economy in Brazil during 2003 led to a relatively stable foreign exchange market, increased market expectations and reduced volatility, allowing interest rates - particularly longer-term - to drop. There was a substantial restoration of foreign investor confidence in Brazil, which, in conjunction with liquidity in the international markets, resulted in a lowering of the Brazil Risk and record business volumes on the São Paulo Stock Exchange. Despite maintaining low risk market positions, Itaú generated considerable earnings through exploiting differences in market variables. A portion of these gains was booked as unrealized income in shareholders’ equity.

Itaú’s financial performance reflects our efforts to monitor domestic and international conditions, our ability to adapt to hypothetical changes, and to implement decisions designed to create superior earnings for shareholders.

We expect Brazil to experience more promising economic conditions in 2004, with inflation under control, decreasing interest rates, and economic growth. However, our challenges will remain unchanged: expand the customer base, increase the credit portfolio - particularly in the small and middle market companies segment, continue building on 2003's growth in pension plans, and maintain strict cost controls, all of which are indispensable to improving our positioning in the market. Accordingly, we seek to continue building solid bases to create value for our shareholders.

Roberto Egydio Setubal
Chairman and CEO, Executive Board

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

The Economy in Review

Tight fiscal and monetary policies adopted by the new government allowed the inflation rate to continue to hit its target. Accumulated inflation was reduced from 5.1% in 1Q03 to 1.15% in 4Q03 - or 4.6% for the year, and ended the year with a variation of 9.3% as measured by the broad-based IPCA consumer price index. This activity also allowed the real exchange rate to stabilize at around R$2.90 to the dollar.

Lower inflation and exchange rate stability led to significant cuts in interest rates beginning at the end of June, which ultimately reached ten percentage points, while the Central Bank’s benchmark Selic rate ended the year at 16.5%. September launched a rebound in domestic demand for durable goods which spread to other industries, thanks to lower interest rates, the August reduction from 60% to 45% on the empréstimo compulsório tax on demand deposits, and the regulation of micro-credit and loans payable through payroll deductions. GDP growth for the year should end up at near zero, due to poor results in the first three quarters.

The balance of trade ended with a record surplus of US$24.8 billion, up 89% from 2002, despite a stronger real in the final months. Restored foreign investor confidence was reflected in foreign direct investments hitting US$1.4 billion in December, and in an increased foreign loans renewal rate, which reached 72% in 1Q03, after staying close to 39% in 4Q02. Additionally, Brazil’s country risk decreased from 2400 basis points in September 2002 to 475 at the end of 2003, while rating agency Fitch upgraded Brazil from B to B+ in November, and Standard and Poor’s reviewed its outlook for Brazil from stable to positive.

The primary surplus reached R$66.2 billion, surpassing the IMF-agreed R$65.0 billion target. The portion of the debt indexed to the exchange rate was reduced from 37% to 22% of the total between December 2002 and December 2003. Total net debt as a proportion of GDP was reduced from 59.1% to 58.2% between August and December 2003.

Tax and pension reforms were approved, while further reforms to bankruptcy law and a new regime for the electricity sector are under review. The IMF agreement was extended for an additional year, reaffirming the government’s commitments to fiscal and monetary discipline.

These macroeconomic gains need to be maintained and increased, and should be extended with the same intensity to the microeconomic level to establish a clear and stable regulatory benchmark, and create a favorable environment for domestic and international investments, which are crucial to the growth of a healthy economy.

Events in 2003

Feb. 26

Concluded the integration of Banco BBA Creditanstalt S.A. The new entity, Banco Itaú-BBA S.A., became the Group’s large corporate client service arm.

Feb. 27

The Brazilian Central Bank approved Itaú’s corporate restructuring, which began in November 2002. All Banco Itaú companies and their various financial business segments came under the control of Banco Itaú Holding Financeira S.A., of which Banco Itaú S.A. became a wholly-owned subsidiary.

Mar. 24

•	Itaú is included in the São Paulo Stock Exchange (Bovespa) Corporate Governance Index. Investimentos Itaú S.A. (Itaúsa) and Banco Itaú S.A. were among the first 15 companies to voluntarily join the Bovespa’s Level I listing segment in 2001.

•	The U.S. Federal Reserve granted Banco Itaú Holding Financeira the status of “Financial Holding Company”, which had previously been granted to Banco Itaú S.A. in 2002.

•	Banco Itaú Holding Financeira S.A. began trading on the Bovespa, using the same symbols used by Banco Itaú S.A. until March 21 - ITAU3 and ITAU4 - for its common and preferred shares, respectively.

•	Banco Itaú Holding Financeira S.A. began trading its Level II ADRs on the New York Stock Exchange, using the same ITU symbol used by Banco Itaú S.A. until March 21. The Level II ADR program was launched in February 2002, with each ADR equivalent to 500 preferred shares. The depositary bank is The Bank of New York, and the custodian is Banco Itaú S.A.

Mar. 26

Banco Itaú S.A. finalized a strategic alliance with Fiat Automóveis S.A. by acquiring a 99.99% equity stake in Banco Fiat S.A, a move that strengthened Itaú’s position in the auto financing, leasing and consórcio markets.

June 4

Banco Itaú Europa officially opened its London office, and will concentrate its operations in the international capital markets area. This helped expand the capital markets operations of Itaú Holding, which previously operated through trading desks in São Paulo and through Itaú Securities in New York. It also strengthened the institution’s general international presence, begun in 1979 by Banco Itaú’s establishment of branches in New York, the Cayman Islands, and Buenos Aires.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Aug. 25

Publicly announced a purchase offer for all shares issued by Banco Beg S.A., Banco Bemge S.A. and Banco Banestado S.A., with the purpose of taking these companies private.

Sept. 5

For the fourth consecutive year, Itaú was included in the Dow Jones Sustainability World Index (DJSI World), and was the only Latin American bank in the 315 companies tracked by the index. The DJSI assesses financial performance and more importantly, the quality of a company’s management and aspects such as transparency, corporate governance and social and environmental responsibility.

Oct. 20

Concluded an agreement to acquire the life insurance, private pension plans and asset management operations of AGF Brasil Seguros and AGF do Brasil Participações Ltda., for R$243 million. Completion of this transaction, which is subject to regulatory approval, will help allow Itaú to enlarge its operations in activities and segments which are strategically important for its growth and increased profitability.

Corporate Governance

The activities of Banco Itaú Holding Financeira S.A. are guided by a commitment to the industry’s best corporate governance practices. It was one of the first companies to join the Bovespa’s Level I Corporate Governance listing segment in June 2001, undertaking commitments to transparency and respect for minority shareholders.

In February 2002, Itaú listed its Level II ADRs on the New York Stock Exchange, which requires compliance with NYSE and SEC requirements, which include the disclosure of financial statements under US GAAP format, as well as the Sarbanes-Oxley Act.

In April 2002, Itaú amended its by-laws to include tag-along rights, thus benefiting all minority shareholders. This brings the rights of preferred shareholders in line with international standards, and helps make Itaú’s shares more attractive to foreign investors.

Management

Banco Itaú Holding Financeira S.A. is controlled by Investimentos Itaú S.A. (Itaúsa). Senior Management is formed by the Bank’s statutory entities: Annual and Extraordinary Shareholders Meetings, the Board of Directors, the Executive Board, the Advisory Board, the Internal Controls Committee, the Stock Options Committee and the Audit Board. Final authority rests with the Annual and Extraordinary Shareholders Meetings, at which corporate by-laws are approved, and members of the Board of Directors, Advisory Board, and Audit Board are elected. The Board of Directors, currently formed by thirteen members, guides policies and strategies and oversees the actions of the Executive Board, whom it elects along with the Statutory Committees It also appoints members to the Disclosure and Trading Committees. The Executive Board has eight members, including Senior and Executive Vice-Presidents, the Legal Advisor and the Executive Directors, under the direction of the Executive Board Chairman.

Several multidisciplinary Commissions and Committees, whose fixed members carry out objectives set yearly by the Bank’s directors, according to their own operating areas, help coordinate Itaú’s amalgamated administrative structure.

Best Practices in 2003

The Board of Directors

The Board of Directors of Banco Itaú Holding Financeira met nine times in 2003. Items and proposals discussed and placed before shareholders included:

•	an increase, for the second consecutive year, in monthly interest dividend payments to shareholders, from R$0.10 to R$0.13 per thousand shares;

•	conclusion of the corporate restructuring, with the incorporation of Banco Itaú S.A. shares to Banco Itaú Holding Financeira S.A.;

•	approval of the acquisition of Banco AGF S.A., and of the life insurance portfolios of AGF Vida e Previdência S.A. and AGF Brasil Seguros S.A.;

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

•
approval of the updates of Itaú’s Disclosure and Securities Trading Policies, as well as the appointment of an independent director (Alcides Lopes Tápias) to be part of the Disclosure and Trading Committees;

•
approval of a one-year hold period on the selling of Itaú shares (less than 10% of the total outstanding). Formerly set at three months, the one-year term is designed to give a consistent share purchase strategy to shareholders, focusing on maintaining liquidity in the stock and increasing its value, thus creating more value for shareholders.

In a February 16, 2004 meeting, the Board of Directors of Banco Itaú Holding Financeira decided to:

•
fill the vacant seat on the Board for the remainder of the term, consistent with the required number of directors elected at the April 30 Shareholders’ Meeting, with Director and shareholder Tereza Cristina Grossi Togni; and

•	appoint Ms. Grossi to Banco Itaú Holding’s Internal Controls Committee.

Audit Board

In 2003, the Audit Board published its Internal Regulations, which establish duties and responsibilities, as well as rules for meetings and conduct of its members. The Regulations ensure that the interests of minority shareholders will be represented through supervisory work and the contribution of the Audit Board.

To strengthen the independence of the Board of Directors, shareholders re-elected Alcides Lopes Tápias, Pérsio Arida and Roberto Teixeira da Costa, while Gustavo Jorge L. Loyola, Alberto Sozin Furuguen and Iran Siqueira Lima were returned to the Audit Board. The presence of non-executive directors on these boards reinforces the goal of ensuring transparent, professional management which follows best practices of corporate governance, and contributes to Itaú’s performance in an ongoing and consistent fashion.

Disclosure and Trading Committees

These committees’ main function is to manage the Disclosure Policies for Relevant Acts or Facts and the Internal Trading Policy for Itáu shares. Their operating scope encompasses a range of internal actions to improve information flows and oversee the ethical conduct of its managers and authorized staff.

Itaú was a pioneer among Brazilian public companies in the creation and operation of these governance committees. CVM Instruction 358 requires public companies to have a Disclosure Policy, while a Securities Trading Policy is optional. In addition to adopting policies for both, Itaú Holding went further than the CVM Instruction by creating these committees, which were not a legal requirement.

The committees met in 2003, prior to disclosing quarterly earnings, to analyze and approve the information to be disclosed. As well, several activities involving specific areas of the Bank were designed to create stricter internal controls in support of each policy. The Disclosure Committee, for example, reviewed all information regularly disclosed to the market by Itaú. Several actions were also undertaken by the Trading Committee, including increasing the hold period on selling Bank stock to one year.

Tender Bids

In 2003, Banco Itaú Holding Financeira S.A. made public offers to purchase the shares of three banks under its control: Banco Banerj S.A., Banco Bemge S.A. and Banco BEG S.A., in compliance with CVM Instructions 358/02 and 361/02 and Law 6404/76.

The small amount of stock of these three banks held by minority shareholders resulted in low liquidity and insignificant benefit for these investors. In addition, the delisting of these banks will reduce costs and simplify the Organization’s corporate structure, making Itaú its only pubic company.

The public offerings to acquire the shares were accepted by more than two-thirds of the shareholders, as required by CVM Instruction 361/2002, and were completed in the fourth quarter of 2003.

Corporate Governance Recognition in 2003

In 2003, two important forms of recognition highlighted Itaú’s efforts to adopt best corporate governance practices.

Inclusion in the Dow Jones Sustainability World Index for the fourth consecutive time

Banco Itaú Holding Financeira S.A. was again selected to be part of the Dow Jones Sustainability World Index (DJSI World). The DJSI World has become a benchmark for institutions that manage foreign assets, and which make their investment decisions and offer diversified products to their clients consistent with the other companies on the DJSI. The index takes into account not only a company’s financial performance, but more importantly the quality of its management, which should display long term sustainability through economic value, transparency, corporate governance, and social, cultural and environmental responsibility.

Itaú has been a part of the DJSI since its inception in 1999. In the Index’s 2003/2004 review Itaú was chosen for the fourth consecutive time and became the sole Latin-American bank to be included. Itaú’s Investor Relations Policy received the highest score in the banking industry globally, ranking first among the 27 international banks that are part of the DJSI.

The Index also selected Itaúsa for the first time, a unique acknowledgment for the Group’s holding company.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Best Corporate Governance in emerging markets - Euromoney magazine

In its September issue, British magazine Euromoney named Itaú Holding as the best company in Corporate Governance in emerging markets. Itaúsa also came third in the same category.

Among emerging markets and developed markets, Itaú Holding placed third in Corporate Governance, while Itaúsa came sixth.

Investor Relations

In 2002, Itaú was the first public company to hold meetings in all regional offices of the Brazilian Association of Investment Professionals and Capital Markets Analysts (Apimec). As in 2002, it again made presentations to approximately 1,600 capital markets participants in nine Brazilian cities.

During the year, five internet teleconferences on earnings reports were held in Portuguese and English, to ensure timely and interactive information disclosure.

Itaú participated in eight road shows abroad for analysts in the U.S. and Europe, presenting our financial results and management outlook to the international community. It also participated in nine seminars as a guest of institutions such as Ibri, Apimec, the Bovespa, Abrasca, Andima, and Fipecafi, among others, covering subjects of interest to the market and sharing the Bank’s experience.

In the second half of 2003, Itaú announced a new product for its shareholders: the Dividends Reinvestment Program. Through this program, shareholders can automatically reinvest their dividends in the purchase of new shares of Itaú Holding, making it an easy, low cost way to increase their stake in the company. For Itaú, the program should help increase liquidity in our stock, in addition to contributing to the establishment of long-term relationships with these shareholders and building a stable and widely distributed shareholder base.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Share Price and ADR Performance

In 2003, Itaú’s market capitalization increased 72%, reaching R$30.5 billion, allowing the company to maintain its place as the leader in market value among Brazilian banks, a position it has held for the past five years.

The bank’s shares are traded on the São Paulo (Bovespa), Buenos Aires (BCBA) and New York (NYSE) Stock Exchanges. Of its 113.9 billion total shares, more than 53% are outstanding (free float). In 2003, 63% of the total financial volume traded in Itaú shares occurred in the domestic market (Bovespa).

Market Capitalization
(in R$ million)

Financial Volume Traded in Itaú Shares (%)

Domestic Market (Bovespa)

2003 was a positive year in terms of share price appreciation in the domestic market. The Ibovespa Index, composed of the 54 most liquid stocks traded on the São Paulo Stock Exchange, closed the year with a nominal increase of 97.3%, against a 17% decrease in 2002. The total volume traded reached R$204.5 billion, which resulted in a daily average of R$818.3 million. In addition to the Ibovespa Index, Itaú’s shares are part of the Corporate Governance Index (IGC), as well as the IBrX-50, which tracks the 50 most-traded stocks on the Exchange, weighted by the market value of the company. The IBrX-50 rose 76.1% for the year, while the IGC climbed 79.8% to 1,845 points.

Itaú preferred shares (PN) rose in value 70.8% in 2003, closing the year at R$287 per thousand shares. Common (ON) shares, on the other hand, rose 62.9%, or R$252.50 per thousand shares. At the end of the fiscal year, the market value of Itaú PN shares was 2.75 times its book value.

% Share of Itaú, by São Paulo Exchange Indices
- Bovespa (1Q04)

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

International Market (NYSE)

In 2003, Itaú ADRs appreciated 105% in dollar terms, reaching the price of US$48.77. In the same period, the Dow Jones Index, which measures the NYSE’s performance, increased by 25.3%. The average financial volume of the ADRs traded daily on the NYSE grew from US$8.5 million to US$12.6 million.

% Share of Itaú, by Market Indices

	Number of Companies	Itaú Holding
		Position	Share

National
IBOVESPA	54	10	2.95%
BX - 50	50	4	6.28%
IBX	100	5	5.52%
IGC	46	2	14.95%
International
DJSI World - Sustainability	315	216	0.07%
DJ World Financial	949	202	0.09%
BNY Em. Markets ADR	173	21	1.30%
BNY Latin America ADR	94	10	3.66%

Liquidity of Itaú Holding Shares

Total liquidity of the shares has grown an average of 45.4% per year since 2001, which was equivalent, at December 2003, to about US$12 million traded daily in the Brazilian and North American markets.

On February 21, 2002, Itaú ADRs were listed on the New York Stock Exchange. Currently, one third of the company’s total volume traded is on the NYSE. In December 2003, ADRs issued reached the mark of 12 million, or 11% of the total of the preferred shares outstanding.

Average Trading Volume - Bovespa + NYSE Liquidity (*)

(*) - Common Shares, Preferred Shares and ADRs
(**) CAGR = Compound Annual Growth Rate

Dividends

Itaú distributed R$1,108 million (R$9.72 per thousand shares) in dividends as interest on capital to its shareholders in 2003, an increase of 33.7% over 2002.

Itaú has maintained a stable dividend policy for more than 20 years. It includes monthly dividend payments to shareholders and up to two additional annual payments. In addition, in the last 12 years the Bank did not undertake any capital increase and distributed more than R$5.0 billion in dividends to its shareholders.

In 2003, the Board of Directors proposed, for the second year in a row, to increase the monthly dividend payment from R$0.10 to R$0.13 per thousand shares.

Sustained Growth

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Growth of Preferred Shares
Assuming US$100 invested in December 1993, until December 2003

Value Creation History

Itaú preferred shares have enjoyed an average annual growth of 22.4% above the dollar in the last ten years, demonstrating their value as a long-term investment vehicle.

Shareholders investing US$100 in December 1993 to purchase Itaú preferred shares would have, by December 2003, an equity value of US$757. By comparison, the same US$100 invested in the Ibovespa’s hypothetical portfolio would have reached US$222, or slightly over 8.0% in average annual profitability. The performance becomes even greater through reinvesting the dividends received in the purchase of new shares of the Bank: the equity would be multiplied ten times, or equivalent to an average annual profitability of 26.8% above the dollar variation (which increased 24 times its spread over the domestic currency during the same period).

Risk Management

Banco Itaú Holding Financeira views risk management as an essential tool to optimize its use of capital and select suitable business opportunities to maximize the risk-return ratio for shareholders.

The Main Risk Categories

Market Risk stems from variations in the value of assets or liabilities caused by uncertainties over changes in market prices and rates (interest rates, stock, foreign currency and commodity prices), and the correlation between these factors and their levels of volatility.

Credit Risk is derived from all transactions that bring effective, contingency or potential rights against a certain counterparty or debtor. This is usually the main risk faced by banks. It may be divided into delinquency or default risk - non-fulfillment of contract by the debtor; country or sovereign risk - a certain country not paying its debt or bonds for economic or political reasons; and liquidity or clearing risk, when effective conversion of money or other assets is not feasible.

Liquidity Risk is incurred when an institution’s reserves and cash are insufficient to honor its obligations as they arise, in other words, when a cash flow mismatch causes momentary inability to pay off commitments.

Operational Risk represents the possibility of occurrence of losses due to people, processes, contractual or documentation problems, technology, infrastructure failure, disasters, external influences and customer relations. It also includes regulatory risk, or the risk of the company being involved in legal proceedings.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Market risk

The following are the main tools and measures used to manage risk at Itaú:

•
Value at Risk: VaR is a statistical measure used to predict maximum loss of value of a bank’s portfolio under normal market conditions. For a certain portfolio, VaR measures potential future loss (in market value terms) that should not be exceeded, under these normal market conditions, with a certain level of accuracy (we use 99%) for a certain hold period. This is based mainly on recent data and is valid within a certain confidence level. Therefore, it is a useful tool only when the market is relatively stable.

•
Stress Scenarios: Market risk analysis is supplemented by stress testing to determine the effects of extreme market conditions on portfolio value. The first point in relation to stress testing is creating extreme scenarios. To do so, Banco Itaú Holding Financeira’s senior management, with technical support from the Economic Consulting department and nationally recognized economists, holds a committee meeting monthly, or more often to create the scenario conditions as well as optimistic and pessimistic stress scenarios. These scenarios enable Banco Itaú Holding Financeira to project and quantify the sensitivity of its earnings to these scenarios, as well as the impact on portfolio market value and losses (or gains) it will be subjected to if these scenarios materialize. Management sets limits for stress-situation losses and may also hedge against portfolio depreciation in these scenarios.

Markets

2003 was an important year for the stabilization of the Brazilian economy. Inflation declined substantially, allowing interest rates to be cut, while favorable foreign trade numbers led to the stabilization of the exchange rate. In this context, there was a significant increase in the liquidity of financial instruments and a substantial reduction in the volatility of the main risk factors in the country’s markets.

The recovery trend in the world economy is now materializing. The United States economy is growing again, but interest rates are being kept very low, particularly since the US unemployment rate is still considered high. As interest rates in Europe are also low, institutional investors have directed funds towards assets in emerging countries, particularly Brazil.

VaR of Banco Itaú Holding Financeira

Below is the consolidated Structural Gap and Proprietary Trading Desk VaR for Banco Itaú and Itaú-BBA risk positions. Note that the significantly diversified risk for the two business units (Banco Itaú and Itaú-BBA) enables the Organization to maintain very low levels of total market risk exposure in relation to its capital.

Banco Itaú Holding Financeira - VaR
(in R$ millions)

VaR by Risk Factor	Dec 31, 03	Sept 30, 03

F.I. Risk Factor	9.9	4.4
TR Risk Factor	15.8	22.6
Currency Risk Factor	13.4	20.1
Diversification Effect	(17.8)	(30.0)
Global VaR	21.3 (*)	17.0

(*) Including Sovereign and Equity Risk, Banco Itaú Holding Financeira VaR is R$32.6 million.

Credit Risk

Itaú is continually enhancing its decision-making processes, with management and credit risk controls in line with international market best practices. In order to do so, it is investing in automation, new technology and scientific modeling for risk analysis and maintaining a conservative policy for centralized control of credit risk, tracking the way its portfolio evolves and assessing its different goals. Itaú uses statistical models to determine funds allocated to cover credit risk, taking into account portfolio quality and concentration, as well as credit ratings of clients comprising the portfolio. The instruments used for credit risk management are being enhanced to meet the requirements of the New Basle Accord.

Monitoring and control procedures centralized at Banco Itaú Holding Financeira include the following approaches:

•	Portfolio Quality (economic group/client goal, product, segment / branch of activity);

•	Portfolio Concentration/Dispersion (maturity/flow of expirations, concentration by client, group, branch of activity, currency);

•	Evolution of portfolio profile and current economic impacts (Provision for Doubtful Loans and funds allocated) in the Organization and its different segments;

•	Management of the process of determining expected losses and evolution of the latter;

•	Monitoring/evaluation of the quality of client ratings;

•	Management of information processes in relation to the Organization’s credit positions.

Effective action of control and management of credit risk, combined with a diversification policy, resulted in a reduction in the proportion of the credit portfolio corresponding to the 100 largest debtors. By December 2003, the 100 largest debtors accounted for 37.7% of the credit portfolio, which was 8.2% less than in December 2002.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

The Bank has focused on growing assets while evaluating the risk-return ratio, primarily to maintain the quality of the credit portfolio and create shareholder value.

Within this context, the credit portfolio, less guarantees and sureties, posted 0.6% growth in relation to December 2002 to reach R$38,659 million (R$44,581 million, including guarantees and sureties). This growth was accompanied by maintaining the high quality of the portfolio, which was characterized by the concentration of risks at the best levels, to end the 2003 financial year with 88.2% of credits rated from “AA” to “C” (against 88.7% in Dec. 2002 and 87.9% in Sept. 2003). Delinquency levels remained under control. The share of overdue payments in the total portfolio declined from 2.6% in December 2002 to 2.5% in December 2003.

Credit and Provisioning Policy

Banco Itaú Holding Financeira follows a conservative credit policy governed by strict criteria for client analysis and rating, and the use of highly selective and advanced instruments for credit analysis and decision. The Bank therefore seeks to direct funds toward clients with lower risk levels. Banco Itaú Holding Financeira centralizes all decision-making processes and setting of credit policy in order to ensure that initiatives are synchronized and business opportunities optimized. This centralized procedure provides constant and speedy monitoring of the criteria we have adopted. Decision-making processes are focused in each segment, and decisions are taken within an amalgamated framework. This policy leads to provisioning levels considered appropriate for situations where there may be deterioration in the global quality of the Bank’s credit assets.

Provisioning for the year amounted to R$1,638 million in expenses for doubtful loans, net of recoveries. In addition to the minimum provisioning levels required by the Central Bank of Brazil, corresponding to R$2,257 million, we maintained surplus provisions in the amount of R$906 million. Total provisioning was R$3,163 million, which amounts to 8.2% of the consolidated portfolio, less co-obligations. Provisions exceeded credits, less appropriation of income (non-accrual basis), by R$1,563 million. The latter accounted for 4.1% of the total portfolio. During the year, recoveries amounted to R$569 million in loans previously classed as non-performing.

Credit portfolio and PDL / portfolio ratio

(*) endorsements and sureties not included.

Liquidity Risk

High levels of liquidity were maintained in Brazil and internationally in the last quarter of 2003. This was due specifically to the significant increase in demand and savings deposits and the strategy of resizing the bond portfolio in order to hold on to higher-liquidity and lower-market- risk securities.

Internationally, higher liquidity in the international market helped to maintain the volume of lines of credit for foreign trade and funds raised from bond issues. Management was thereby ensuring that there was an appropriate cushion in place for its transactions.

Operational Risk

Strictly applied policies and control mechanisms provide an appropriate environment for operational risk control so that these risks are consistently monitored and offset. Anticipating the provisions of the New Basle Capital Accord - due to come into effect in 2007 - which will determine the compulsory nature of operational risk management and control for financial institutions, the Bank is developing a database of operational losses covering all risk factors specified by the Basle committee.

Itaú has modeling in place covering some 70% of the operational losses incurred by the Organization. Additional efforts are being made to achieve an even higher level of coverage in the short-term. Several of these databases already hold over three years of records, which meets the Basle Accord requirements.

Assets, loans, and funds under management

Itaú’s consolidated assets reached R$118,738 million, up 6.8% growth from 2002. The credit portfolio reached R$44,581 million, including guarantees and sureties. The last quarter saw 4.4% growth in relation to September 2003 (R$42,699 million), mainly due to the performance of the micro-, small- and medium-sized firms segments and of consumer clients.

Foreign currency transactions accounted for 27.4% of the credit portfolio, including guarantees and sureties, of which 58.5% were trade finance transactions.

Interbank investments, bonds and negotiable instruments amounted to R$50,200 million. Of the latter, R$25,057 million were bonds issued by the Brazilian Treasury or Central Bank, R$24,081 million were bonds of private issuers or counterparties and R$1,062 million were Treasury bonds from other countries.

Total consolidated funds reached R$182,622 million at the end of 2003, up 18.3% year-on-year, mainly due to the absorption of Banco BBA’s portfolio.

Itaú ended the period with R$80,097 million in managed funds, second highest among Brazil’s publicly-owned banks.

The highlight in the domestic market was the development of the investment funds industry, which rose 45.5% y-o-y to R$514,830 million.

Banco Itaú Holding Financeira S.A.	29

Annual Report 2003	Banco Itaú Holding Financeira S.A.

Itaú organized US$920 million in public issues in the international market: US$200 million in Banco Itaú-BBA bond issues and US$720 million in Banco Itaú issues. The latter consisted of US$415 million in bonds and Certificates of Deposit and US$305 million in securitized payment orders. Issues as part of the Payment Orders Securitization Program reached a new investor profile due to a structure with mitigated political risk, enabling longer-term borrowing.

Banco Itaú Europa

In 2003, Banco Itaú Europa, controlled by Investimentos Itaú S.A. (Itaúsa), reported net profits of EUR23.7 million, up 15.9% from 2002, thanks to good performance in its capital markets, treasury and international private banking activities. The institution follows Banco Itaú Holding Financeira’s new market segmentation methods, offering foreign-trade and capital-market structured products.

The bank’s consolidated assets amounted to EUR2,295 million, an 18.8% increase y-o-y. Its various credit portfolios contributed to this growth, particularly foreign trade transactions involving financing for Brazilian exports, which reached US$508 million.

In June 2003, Itaú Europa’s operations were reinforced by the new London branch, which will facilitate expansion of the client base in the corporate and middle-market segments and assist European companies investing in Brazil. This branch will act in an integrated and supplementary manner along with our trading desks in São Paulo, Lisbon and New York (Itaú Securities). The bank’s global activities were also enhanced by the synergies resulting from the incorporation of Banco Itaú Europa Luxemburgo in 2003.

At the beginning of 2004, Banco Itaú Europa’s investment grade status was raised from BBB+/F3 to BBB+/F2 by Fitch Ratings, and from Baa2/P-2 to Baa1/P-2 by Moody’s. This positions the bank competitively to support our clients’ business and has enabled us to diversify liability by issuing medium- and long-term eurobonds in the international capital market. In July, Itaú Europa issued EUR150 million in three year eurobonds, attracting European investors including private banks, asset management companies, investment funds and financial institutions.

In 2003, the bank maintained its policy of expanding its private banking customer base and broadened and strengthened its offering of products, funds, investment options and advisory services, with a pro-active approach to assisting with asset allocation. By the end of 2003, assets under administration amounted to US$1.4 billion, with more than 1,000 active clients.

At the end of the period, Itaú Europa increased its capital base by EUR137.9 million, which raised consolidated shareholder equity to EUR316.7 million. It also incorporated its 51% stake in Itaúsa Portugal Investimentos S/A, a holding company which controls 16.1% of Grupo BPI, one of Portugal’s largest financial groups.

Recognition and Highlights

•
Best Brazilian Bank - Itaú was selected by Euromoney magazine as the Best Brazilian Bank for the sixth consecutive year, while Latin Finance magazine recognized Itaú as the Best Latin American Domestic Bank for the 15th consecutive year.

•	Best Latin American Bank - For the second time, Banco Itaú Holding Financeira was judged best Latin American bank by Latin Finance magazine.

•	Social Value Award - In October, the Itaú Social Program was chosen for the Valor Econômico Social Value Award in the Community Relations category for its Writing the Future Program.

•
Echo 2003 Award - The American Chamber of Commerce in São Paulo presented this award for the Writing the Future Program in the Education category, and for the Itaú Cultural Directions Program in the Culture category.

•
Most admired companies - Banco Itaú and Itaú Seguros headed the Carta Capital magazine ranking of most admired companies in their sectors. In the overall ranking, Itaú placed first among financial institutions, thanks to Management Quality (1st place), Financial Strength (2nd place), and Ethics (4th place).

Institute of International Finance (IIF)

The President of Banco Itaú Holding Financeira, Roberto Setubal, was elected Vice-Chairman of the Executive Board of the Institute of International Finance (IIF), as a representative of emerging markets.

The IIF represents over 320 financial institutions based in some 60 countries. Its primary goals are the holding of debates on themes of mutual interest to Institute members and strategic international authorities, and supporting member institutions in risk management, asset allocation and the development of emerging markets business.

30	Banco Itaú Holding Financeira S.A.

The following tables illustrate Banco Itaú’s results if the segregation of the Banco Itaú and Banco Itaú-BBA business units had been in place at the beginning of the period. The allocation of the operations was done in 2002, and appears in 2003 for information purposes only.

Banco Itaú S.A.

Banco Itaú Holding Financeira S.A.	31

One of Brazil’s largest retail banks, with
3,500 branches and customer service
outlets, Itaú follows a segmentation
strategy featuring structures, products and
services designed to meet the specific
needs of its different client profiles.

32	Banco Itaú Holding Financeira S.A.

Annual Report 2003	Banco Itaú Holding Financeira S.A.

Profile

Itaú is one of Brazil’s largest retail banks, with shareholders’ equity of R$8,619 million and assets of R$100,516 million; it is active in the financial and capital markets in Brazil and overseas. For the past 20 years it has followed a segmentation strategy which offers structures, products and services designed to meet the specific needs of its different client profiles: small and medium-sized firms, the public sector, institutional investors, consumer clients and micro-businesses (through the branch network), high-income (Personnalité) and high net-worth individuals (Itaú Private Bank). In addition, the Bank is active in underwriting, custodian services, securities brokerage, credit cards, insurance, annuities and private pensions.

Mergers and acquisitions have always been part of the history of Itaú, and the Bank has developed the ability to quickly and successfully integrate the companies it has acquired. In recent years it has intensified its growth with the acquisition of government-owned banks through privatization. From 1997 to 2001, Itaú acquired Banerj, Bemge, Banestado and BEG, thus strengthening its position in the states of Rio de Janeiro, Minas Gerais, Paraná and Goiás, and in the public sector segment.

This growth allowed the Bank to finish 2003 with a customer service network of 3,055 outlets, including regular branches and corporate-site units. Its chain of 19,770 full service Itaú ATMs is one of the largest in the country and accounted for some 50% of the approximately 1.0 billion convenience transactions carried out directly by clients in 2003. Telephone and automated response services totaled 195.3 million, up 5.0% from 2002. The 3.2 million registered clients with computers accessed our services 440.1 million times, 426.7 million of which were through the Internet, a 28% increase year-on-year. By combining transactions by telephone, fax, internet, direct debit and debit card purchases, the total reached over 2.0 billion transactions.

The efficiency of this service structure and our ongoing improvement of products and services is based on sound investments in technology. In 2003 alone, R$1,331 million was invested in IT hardware and software, and in maintenance and development of the existing infrastructure. Our IT teams spent 2.6 million hours devoted to enhancing our systems, primarily through developing new products and services.

Self-service - Consolidated Annual Amounts
Itaú/Banerj/Bemge/Banestado/Beg

(in millions)

	2003	2002	Change (%)

Itaú - ATM Transactions	1,032.8	946.2	9%
Home & Office Banking	440.1	344.1	28%
Pre-authorized Direct Debits	301.9	284.7	6%
Phone Transactions using Automated Response	144.7	135.2	7%
Card Purchases	120.9	89.8	35%
Phone Service Centers	41.0	40.0	2%
Automated Response Fax Transactions	9.6	11.0	-13%
Sub total	2,091.1	1,851.1	13%
Itaú ATM Messages	586.0	192.2	205%
Total	2,677.1	2,043.3	31%

Services	2003	2002	Change (%)

Current Account Transactions	2,887.2	2,774.1	4%
Cheques Cleared	606.3	662.0	-8%
Itaú Securities Redeemed	179.0	180.8	-1%

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

The following tables illustrate Banco Itaú’s results if the segregation of the Banco Itaú and Banco Itaú-BBA business units had been in place at the beginning of the period. The allocation of the operations was done in 2002, and appears in 2003 for information purposes only.

Assets and Loans

(in R$ millions)
BANCO ITAÚ	Dec. 2003	Sept. 2003	Dec. 2002	Change (%) Dec. 02 - Dec. 03

Total Loans	22,113	20,040	19,629	12.7
Commercial Clients	7,042	5,819	6,937	1.5
Large Companies	1,647	1,377	2,433	(32.3)
Micro, Small and Medium-sized Companies	5,317	4,353	4,376	21.5
Real Estate Financing	78	89	127	(38.5)
Consumer Clients	15,071	14,221	12,692	18.7
Real Estate Financing	1,988	2,047	2,225	(10.6)
Credit Cards	3,171	2,721	2,774	14.3
Personal Loans	5,503	5,343	5,061	8.7
Automobile Financing	4,409	4,111	2,632	67.5
Short-term Interbank Deposits	22,167	21,981	12,102	83.2
Securities	23,880	24,294	20,967	13.9

Credit Transactions

The credit portfolio for small and medium-sized companies grew 24.5% due to our internal structure for the segment, and our market share in the sub-prime segment. There was also considerable growth in terms of credit granted and the development of products.

Among consumer clients, personal and credit card loans remained relatively stable, although credit card balances grew 14.3%. The automobile financing portfolio grew by 67.5%, mainly due to the integration of Banco Fiat.

In compliance with Central Bank of Brazil Resolution 3.109, and to provide more credit to low-income segments, Itaú and Banerj launched the Microcrédito Itaú product at all branches in August. This involves loans to be repaid in installments for low-income consumer clients and micro-entrepreneurs. This line of credit provides personal loans of up to R$500 and up to R$1,000 for businesses at a special rate of 2.0% per month with flexible repayment periods ranging from 4 to 12 months. By the end of 2003, around 35,000 clients (R$15 million) had benefitted from this line of credit.

For 2004, we expect a rather competitive environment in which the release of new products, such as the Itaú Payroll Credit plan and the improvement of price-setting strategies by segment will be critical to maintaining our position as earnings leader.

Automobile financing, leasing and consórcios

Acquisitions of companies strengthened our presence in automobile financing, leasing and consórcios. In February, we acquired Fináustria Companhia de Crédito, Financiamento e Investimento from the former Banco BBA Creditanstalt S.A. One month later, Itaú acquired a 99.99% equity stake in Banco Fiat S.A.

The synergies brought by the new operations enabled Itaucred - Banco Itaú’s consumer credit arm - to increase its position in the market by 30%, ending the year with a 14% market share and a portfolio of approximately 900,000 active clients, 275% higher than in December 2002. Itaú and Banco Fiat have automobile financing operations in every state in Brazil and offer more than 10,000 points of sale.

Fináustria’s operations were integrated during the first half of the year. The process merging with Banco Fiat’s financing and leasing departments took place in the last quarter of the year, while Consórcio Fiat will be integrated in the first half of 2004.

Some 70% of Itaucred’s financing and leasing operations, including the Fináustria portfolio, are conducted through the internet, using a quick and secure system that connects the company to some 9,000 automobile dealers. This number reaches 95% if we include operations originated by Banco Fiat. Our technology investments also mean that around 25% of approval or rejection responses to loan applications are processed automatically in less than a minute, with no human intervention.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Foreign Trade and International Operations

In 2003, with the changes arising from the creation of Banco Itaú-BBA and the consequent advances in segmenting corporate and middle-market clients, Banco Itaú gained more focus in the corporate segment, which led to approximately 100% growth in assets in the foreign exchange and foreign trade area.

Funds under Management

2003 featured a substantial inflow to investment funds, encouraged by restored confidence among retail and wholesale investors.

Investment funds managed by Banco Itaú rose to R$74,177 million, a 36.9% y-o-y increase.

In July 2003, Banco Itaú was rated aaa(am) (bra)—the highest quality rating for Asset Management, by Fitch Atlantic Ratings, Brazil’s largest rating agency and a subsidiary of Fitch Ratings, the Latin-American market leader and one of the largest agencies in the world.

The amount of institutional clients’ funds grew 20.8% during the year to R$26,890 million. Including clients coming from the BBA acquisition at the end of 2002, the number of institutional clients increased from 225 in December 2002 to 264 in December 2003.

Itaú Private Bank, the segment leader in financial and wealth management advisory services for high net-worth individuals, ended 2003 with 7,180 clients and total domestic and international assets under administration of R$15,950 million, up 5.8% from 2002. Itaú Personnalité, for high income individuals, increased its funds under management by 62.6%.

The Itauações and Itaú Private Select funds were granted ‘Select Fund’ status by Standard & Poor’s, a rating exclusively for funds combining consistently above-average performance in the same category and high quality investment management.

(in R$ millions)

BANCO ITAÚ	2003	2002	Change (%)

Total assets	165,787	133,080	24.6
Own funds available	6,559	4,793	36.8
Third-party funding	79,131	69,120	14.5
Demand Deposits	8,265	8,729	(5.3)
Savings Deposits	17,667	17,841	(1.0)
Time Deposits	6,102	7,106	(14.1)
Open Market Funding	16,599	8,926	86.0
Funds from Acceptances and Securities Issuances	3,436	3,688	(6.8)
Interbank Deposits	1,436	497	188.9
Loans and On-lending Borrowings	4,158	4,831	(13.9)
Charging and Collecting Taxes	143	318	(55.1)
Forex Portfolio	6,905	5,827	18.5
Technical Provisions for Insurance, Pensions and Annuities	7,689	4,403	74.6
Securitization of Foreign Payment Orders	1,975	1,423	38.8
Subordinated Debt	4,756	5,531	(14.0)

Third-party Assets Managed	80,097	59,167	35.4
Investment Funds	74,177	54,200	36.9
Managed Portfolios	5,920	4,967	19.2

Market segmentation

For over 20 years, Banco Itaú has developed and consolidated systems, structures, products and services that enable it to provide specialized services for the different segments of the financial market.

The segmentation process expanded in 2003 with the acquisition of Banco BBA Creditanstalt and the transfer to Itaú-BBA of Itaucorp’s corporate business portfolio clients. This development led to the conditions required for Banco Itaú to place even more focus on the micro-, small- and medium- sized firm segments, in order to tap the potentially sizeable opportunities arising in the domestic market over the coming years.

Banco Itaú Holding Financeira S.A.	35

Annual Report 2003	Banco Itaú Holding Financeira S.A.

Banco Itaú - Segmentation Structure

Retail

Retail banking is a traditional and important component of Banco Itaú’s business portfolio, given the possibility of significant gains of scale that help to keep costs competitive even in low financial margin conditions.

The segment primarily serves consumer clients and to a lesser extent small companies served by the Bank’s many distribution channels. The principal means of service are still the 3,055 branches and banking services outlets nationwide. However, the importance of self-service channels is growing, including Itaú ATMs, telephone service (Itaú Bankfone), and the internet (Itaú Bankline). In addition to providing ease of access and high quality convenience services, these channels enable the Bank to offer products and services at competitive prices.

Our branches offer typical banking products such as special overdraft facilities, checking accounts, personal loans, savings and investments, as well as products that enhance financial management, consumer opportunities and protection of individual or company assets, such as credit cards, home, life and accident insurance, automobile financing, private pension plans, asset management and annuities plans, among others.

Itaú Personnalité

Itaú Personnalité was created in 1999 to offer specialized products and services, professional advice, structures and branches specifically designed to serve consumer clients with substantial investments and a monthly income of over R$5,000. Personnalité clients enjoy personalized service and financial assistance as well as the benefits of Banco Itaú’s broad distribution network. This segment had 64 branches serving over 138,000 clients at the end of 2003.

Small and Medium-sized Companies

In 2001, our services for small companies - delivered through the branches - were enhanced by the creation of dedicated units for this segment. These special units now meet the business needs of some 80,000 companies with annual revenues of R$500,000 - R$10,000,000. These outlets are located in 120 branches in major cities throughout Brazil, and have their own premises and infrastructure, as well as managers trained to offer tailored solutions and detailed advice on products and services for this segment.

36	Banco Itaú Holding Financeira S.A.

Annual Report 2003	Banco Itaú Holding Financeira S.A.

[Graphic Omitted]

Loans to small companies totaled approximately R$1,080 million by year-end, accounting for 2.4% of the Bank’s total credit portfolio.

The Itaú Empresas (business) segment maintains ongoing relations with approximately 27,000 medium-scale commercial clients with annual revenues of R$10 million to R$100 million.

A wide range of products and financial services are provided, including deposits, investment vehicles, insurance, private pension plans and credit products, as well as loans for capital investments, working capital, inventory and sales financing, foreign exchange services, equipment leasing, letters of credit and guarantees. Itaú Empresas managers work in some 60 offices located within Banco Itaú branches.

Loans to medium-scale corporate clients amounted to approximately R$3,324 million by year-end, or 7.5% of the Bank’s total credit portfolio.

Itaú Private Bank

Itaú Private Bank offers a variety of options for independent, globalized and exclusive investments, with financial advisory services provided by a specialized team who plan and execute investment allocation strategies. It has a diverse range of its own and third party products on a global level, including investment funds, structured finance operations, private pensions and insurance, as well as banking services supported by advanced technologies.

Itaú Private Bank serves 7,180 clients and is the market leader among financial and asset management advisory services for high net-worth investors. It ended 2003 with 7,180 clients and total domestic and international assets under administration of R$15.95 billion, up 5.8% from 2002.

The transfer of BBA Private to Banco Itaú in 2003 has strengthened Itaú Private Bank even further. The acquisition of BBA Private Investments, besides adding a significant number of domestic and international transactions, provided Banco Itaú with unique expertise and a team of professionals that has been successful in pro-active management of our clients’ business.

Itaú Private Bank’s improved performance in 2003 was due to diversifying its products and strengthening its association with our international operations through Banco Itaú Europa Luxemburgo S.A., and by a restructuring which included the creation of a Private Bank department in Rio de Janeiro. With these developments, Itaú Private Bank has become more competitive, offering globalized operations and a more powerful presence in strategic markets.

To enhance the recognized quality of its products, Itaú Private Bank has adopted a new service and segmentation model for select clients that prioritizes integrated financial solutions focused on complete wealth management, a strategy adopted by the world’s leading companies specializing in the high net-worth segment.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Insurance, Pensions and Annuities

Below is the performance of our insurance, pensions and annuities companies in 2003.

	Itauseg (1)		Itauprev (1)		Itaucap (1)		Consolidated (1)
	2003	2002	2003	2002	2003	2002	2003	2002	Growth (%)

Net Profits	220	183	169	33	174	50	567	280	102.5
Net Assets	936	675	211	84	212	125	1,347	884	52.4
Annualized Profitability	23.5	27.1	80.5	38.8	82.0	40.3	42.1	31.7	-
Paid in Premiums and Earnings from Pension and Annuities Plans	1,327	1,348	338	83	199	183	1,864	1,613	15.5
Technical Provisions	984	816	5,728	2,664	977	923	7,689	4,403	74.6

(1) Not counting earnings from other businesses.

With the exception of the group life portfolio, the migration from Itaú’s life insurance portfolio (Itauseg) to Itaú Previdência e Seguros (Itauprev) was concluded in December 2002, which explains the lower premiums and technical provisions made by Itauseg, as well as Itauprev’s increases.

Itaú Seguros has established itself as Brazil’s largest home insurance provider, with a 25% market share. It also posted the second highest growth rate in the automobile insurance market, 20.5%, against 9.0% for the market, according to Susep.

Financial investments contributed just R$24 million (after taxes) above certificates of deposit.

Developed primarily for accident claims, our Quick Response Centers are an important customer maintenance and relationship tool. In the event of a car accident, we take immediate steps to assess the damage, choose the repair shop and set the time frame for the repairs to be finished. This saves our clients’ time, and ensures that Itaú Seguros has full control of the process as well as costs.

Itaú Seguros offers its brokers advanced technical resources at every stage of the operation, providing software support to prepare and send documents, as well as a dedicated website allowing them to monitor their dealings with the company.

Itaú Seguros won a number of awards in 2003, including: Top of Mind, awarded by the Folha de São Paulo newspaper; Most Admired Company - Insurance Sector, awarded by Carta Capital magazine; the DMA Echo Award, for the Viva Mulher policy; the Amauta Direct and Interactive Marketing Award, for the Viva Mulher policy; the Brazilian Telemarketing Association Award, for Itaucar Employees; and the B2B Standard of Quality Award from B2B Magazine, for the Brokers’ Portal.

Itauprev’s performance in the life insurance and private pension plans markets in 2003 was more than satisfactory. We moved from third to second place among private pension plan and VGBL technical allowances, with an amount of R$5,476 million, if we include the reserves of AGF Vida e Previdência, acquired by Itaú in 2003. This total includes R$4,907 million of Itauprev reserves, which represents year-on-year growth of 99.6%, and R$569 million from AGF. Among VGBL products, Itauprev now ranks second, with a 23.4% market share in technical allowances and 24.2% in funding.

In the life insurance market, we grew 252.4% in earned premiums, with a total premiums amount of R$461 million, excluding VGBL policies.

Credit Cards

In 2003, Itaucard improved the segmentation process for its customer base, allowing it to optimize its sales, activation, and client maintenance and relationship activities. New policies regarding interest rates and the calculation for minimum payments were also implemented.

In keeping with Banco Itaú’s strategy to use the most advanced technology available, new services were offered to Itaucard clients through self-service channels such as Itaú ATMs and Itaú Bankline, to facilitate customer enquiries and transactions, as well as the purchase of new products and services.

Itaucard had 5.8 million cardholders by the end of the period, a 13.2% market share in active cards, and 12.8% in total revenues. The volume of transactions, including purchases and cash withdrawals, exceeded R$10.6 billion, a 20.6% y-o-y increase.

The premium products segment grew 54% over 2002, due in part to the successful Personnalité Platinum card, which offers a special rewards program.

During the year, Itaucard won three awards for its Black Star card, which is designed for teenagers: Top of Marketing, from ADVB; Marketing Excellence, from ABMN; and Marketing Best, from Editora Referência, FGV and Madia Mundo Marketing.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Itaú Corretora de Valores

Itaú Corretora de Valores, the Group’s securities brokerage arm, bases its activities on three principles: a focus on Brazil, widespread distribution, and high volume trading.

Itaú Corretora employs teams in São Paulo, New York and London, and in 2004 it will commence operations on behalf of Brazilian companies in the futures markets in Chicago and New York.

2003 highlights:

•	ranked fourth on the São Paulo Stock Exchange, with a volume of R$19.7 billion, y-o-y growth of 47%, and a 4.8% a market share;

•	ranked third among home brokers, with a 12.7% market share, a volume of R$1.3 billion-a 107% jump from 2002, and over 265,000 internet transactions carried out by clients through the Itautrade site; and

•	ranked seventh on the São Paulo Futures and Commodities Exchange, with over 7 million contracts traded, a growth of 52% over 2002, and a 3.8% market share.

In 2003, Itaú Corretora was named the best Brazilian brokerage house by Latin Finance magazine.

Human Resources

Banco Itaú continuously seeks to improve its people management procedures, with the goal of attracting, developing and retaining talented individuals. At the end of 2002, after an internal consultation process, the Bank launched its Human Resource Management and Managerial Practices Policies, which demonstrate the Bank’s strategic vision and commitment to its staff. In 2003, the Bank began the process of publicizing these guidelines and training managers in the roles they perform to build a more stimulating, results oriented working environment.

In keeping with these policies, the Management Performance and Potential plan was expanded to allow managers and their teams to focus their efforts on evaluating results, identifying professional development opportunities, and implementing recognition actions.

Banco Itaú is committed to hiring and developing people with different backgrounds and outlooks to support and promote diversity in the work place. The Hiring Special Needs Individuals Program offers employment opportunities in all areas of the Bank, and is designed to encourage such people to find a place in the market. Through referral campaigns and publicizing its hiring targets, Banco Itaú hired 36% more special needs individuals in 2003, from 547 in 2002 to the current total of 747 people.

The objective of the Young Citizen Program—a partnership established in 2003 with the state of São Paulo and coordinated by the Department of Employment and Labor Relations—is to offer practical learning and study grants to public high school students aged 16 to 21 to supplement their studies and broaden perspectives for access to the business world. In 2004, this area will be the focus of increased activity thanks to the Adolescent Learner Program, established by FENABAN in partnership with the Ministry of Labor and Employment. The program is designed to qualify public high school students aged 14 and 16, from low-income families, for entry into the labor market.

Banco Itaú guides and encourages corporate education initiatives which involve training and development by offering learning solutions to share knowledge, and the acquisition of skills that are the backbone of individual and team performance. These activities take place both inside and outside the company, and are strengthened by partnerships with leading education facilities, as well as research and professional training centers in Brazil and abroad.

In 2003, distance education programs were expanded, allowing Itaú to cater in a more efficient and less costly way to the needs of staff spread throughout the country.

All staff are encouraged to practice self-development, so that they can increase and assess their own learning, and plan their own careers. Additionally, Itaú supports formal learning by providing financial support for staff to take undergraduate, post-graduate and university entrance exam preparation courses. The schooling profile shows that 46% of Itaú’s staff are college graduates, or have a post-graduate degree.

The implementation of new processes and initiatives is a result of the responses to the Speak Freely corporate environment survey. In 2003, results indicated a satisfaction rate of 78%, and pointed to ways to improve the Bank’s human resource management policies.

Banco Itaú Senior Management Profile

Age	45	14
>	45	51

Length of employment	up to 3 years	9
	3 - 5 years	1
	5 - 10 years	4
	10 - 20 years	9
	over 20 years	42

Schooling	College graduate	42
	Master’s degree	21
	PhD	2

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Banco Itaú Buen Ayre

2003 signaled the end of the recession and a return to economic growth in Argentina, as well as the strengthening and stabilizing of the peso, and a new boost to the market after the crisis of December 2001.

Itaú Buen Ayre maintained its policy of looking for new business opportunities, preserving its equity in US dollars, carrying out an ongoing cost rationalization program, and giving priority to holding liquid assets and granting low-risk credit. Thus, the operating results for the period were positive, although they were affected by the rising peso, which impacted our dollar-denominated assets.

During the period, deposits at publicly held banks grew 23%. Due to its recognized financial strength, deposits at Banco Itaú Buen Ayre rose 109%, one of the highest growth rates in the country.

Itaú Buen Ayre also streamlined the layout of its branch network, and continued to improve its operational processes to improve efficiency, increase profits, and establish a better position in the market.

40	Banco Itaú Holding Financeira S.A.

The following tables illustrate Banco Itaú’s results if segregation of the Banco Itaú and Banco Itaú-BBA business units had been in place at the beginning of the period. The allocation of the operations was done in 2002, and appears in 2003 for information purposes only.

Banco Itaú - BBA

Banco Itaú Holding Financeira S.A.	41

Working with our corporate and
investment banking clients, Itaú-BBA
has established itself by providing
sophisticated BBA products and services,
backed up by the capital strength and
operational capacity of Banco Itaú.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Profile

2003 saw the consolidation of Banco Itaú-BBA, which began operating in March as the autonomous financial arm of Banco Itaú Holding Financeira, geared to handling our corporate and investment banking clients.

Itaú-BBA maintains the basic principles that guided the activities of the former BBA, including a focus on relationship quality, professional skills, and sophisticated products and services within a flexible environment. It also benefits from the principal characteristics of Banco Itaú, such as liquidity and a solid capital base, international brand recognition and prestige and the operational capacity to provide services to the corporate segment.

The operational and administrative segregation began in 2003 when some of Banco Itaú’s assets and liabilities tied to corporate operations were transferred to Itaú-BBA. On December 22, a Banco Itaú-BBA shareholder group (Itaú Group and executives of Itaú-BBA) injected R$1.2 billion in fresh capital into Itaú-BBA, giving the new entity sufficient leveraging strength.

This resulted in giving Itaú-BBA the capability to generate revenues through increasing the range of products and services being offered to its clients: Brazil’s 1,000 largest companies. The combination of providing tailored solutions, a specialty of the former BBA, with high volume operations and quality service, which are specialties of Itaú, allowed the new bank to provide more complete and effective solutions to its clients.

This range of products and services includes payroll processing, advisory activities regarding mergers and acquisitions, structured finance in Brazil and abroad, and cash management products such as collections and current accounts.

Regarding economies of scale, the new structure of Itaú-BBA was achieved at a low cost, while gains came from the rationalization of several overlapping processes and the application of system and control-related solutions.

Growth in business and staff mean that at the end of February, 2004 the bank will be moving to more suitable headquarters: a 2,000 square meter facility on Avenida Faria Lima in São Paulo.

Throughout the second half of 2003, advances were made in the operational integration of Banco Itaú corporate portfolios to Itaú-BBA, which required investments in the systems architecture of both banks, allowing linkages for centralized management of Itaú-BBA’s corporate businesses, as well as shared and consolidated control by Banco Itaú Holding Financeira. The integration of the teams of both institutions was conducted in a positive, efficient fashion, allowing a quick assimilation of the knowledge pertaining to the new products, and ensuring personalized and comprehensive care for corporate clients.

With this structure in place, the majority of Itaú-BBA’s new assets were transferred from Banco Itaú in January of 2004.

Financial Indicators

The indicators shown in the table on the following page below reflect the corporate operating results of the Itaú Group under the management of Itaú-BBA as of March 2003. A series of managerial adjustments were made in the 2002 and 2003 financial statements regarding the old BBA and the new bank, such as the inclusion of those corporate operations currently being recorded by Banco Itaú, and the exclusion of fund management and retail and private banking operations previously conducted by BBA.

Assets and Loans

On a pro forma basis, Itaú-BBA’s total assets reached R$29.7 billion at the end of 2003, down 10.3% over the past 12 months. During this same period, the loan portfolio dropped 13.0% to R$17.9 billion, due primarily to the real strengthening 18% in 2003, and the resulting effects on its exchange rate-indexed operations.

Within this context, the credit portfolio, including sureties and guarantees, fell 12.9% year-on-year to R$22.5 billion.

Corporate Banking

International Operations

Internationally, the continued improvement of the Brazil Risk resulted in increased offers of lines of credit with reduced funding costs.

Itaú-BBA began concentrating all the activities related to Banco Itaú Holding Financeira’s correspondent banks, becoming responsible for managing Banco Itaú’s external credit lines.

Itaú-BBA’s ability to raise foreign or domestic capital was enhanced by the Itaú Group’s low cost base.

In the fourth quarter of 2003, there was 12.9% drop in the overall volume of credit lines (trade + clean) from US$2.6 billion to US$2.3 billion, reflecting decreased demand for these credit types.

In these conditions of too few trade lines being taken up, Itaú’s 4Q03 average renewal and funding rate with commercial banks was approximately 78%.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Below are the pro forma results of Banco Itaú-BBA, assuming the business unit segregation process had occurred at the beginning of the year. The allocation of the operations was done in 2002 and 2003 for information purposes only.

Itaú-BBA - Pro Forma Indicators	2003	2002	Growth %

Earnings - (in R$ millions)
Gross Earnings from Financial Operations	1,454	952	52.7
Operating Income	1,128	758	48.7
Consolidated Net earnings	732	591	23.9

Balance Sheet - (in R$ millions)
Total Assets	29,693	33,114	-10.3
Total Loans (including Sureties and Guarantees)	22,468	25,786	-12.9
Subordinated Debt	144	176	-18.2
Net Assets	3,260	2,903	12.3
Capital Base	3,404	3,080	10.5

Performance Ratios (%)
Return on Equity	22.4	20.3	2.1
Return on Assets	2.5	1.8	0.7
Efficiency ratio	18.8	31.1	-12.3
Fixed Assets Ratio	1.8	3.3	-1.5

Forex Desk and Foreign Trade

2003 provided the bank’s clients with an abundance of foreign funds not related to foreign trade, which caused a negative impact on the bank’s portfolios as well as those of its main competitors. This was due in part to a stronger real against the dollar, and slower economic growth. Portfolios by year-end totaled US$3.2 billion.

Banco Itaú-BBA’s short-term forex operations had a monthly average turnover of US$0.7 billion, while the prepaid export portfolio reached US$1.0 billion.

The Client Desk

Despite a considerable hedging decline in the market in 2003, Itaú-BBA’s dollar-denominated derivatives transactions remained virtually unchanged, while generating higher earnings than in 2002. Derivatives activities in 2003 were focused primarily on higher value-added, higher volume structured operations, thanks to a combination of flexible, sophisticated products offering competitive prices and volumes. This contrasts with 2002, which featured simpler, high margin transactions.

Domestic loans (excluding rural loans) faced a low demand and a large supply of funds, both from the banks and as a result of new issues. By offering unique guarantee and price structures, Itaú-BBA’s loans in this segment totaled approximately US$6.4 billion, essentially unchanged from 2002, as were margins.

Itaú-BBA remained competitive by providing higher value-added transactions to its clients, together with creative structures and guarantees, resulting in effective credit risk management.

Capital Markets

In 2003, Itaú-BBA advised clients on the raising of R$3.2 billion from the local market, through debentures and promissory notes settled in 2003, which represented some 43% of all issues of these securities during the year.

In the international fixed income market, Itaú-BBA led in issues of Medium-Term Notes for Telemar Participações S.A. and Brascan Imobiliária Incorporações S.A., raising US$50 million and US$40 million, respectively.

In the equities market, Itaú-BBA coordinated a R$150 million offer of Coteminas shares, as well as for Votorantim Celulose e Papel S.A., and a R$390 million offer for Cia. Suzano de Papel e Celulose shares. Itaú-BBA also advised Grupo Ipiranga on structuring a US$250 million capital increase for Ipiranga Petroquímica S.A.

It also advised clients on the structuring and executing of six public share offers, including a successful bid by BR Distribuidora for R$470 million of shares in Petrobras.

In 2003, Itaú-BBA sponsored the Parmalat Fundo de Investimento em Direitos Creditórios, one of the first successful transactions of its kind in the market. In view of the troubles that later befell Parmalat, the fund’s shareholders elected to liquidate the R$112 million fund and reclaim their investments in full. Due to the way Itaú-BBA structured the fund, however, it had sufficient receivables insulated from Parmalat’s credit risk, providing the safety level necessary for Standard & Poor’s to give it a AAA credit rating.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Mergers and Acquisitions

The Mergers and Acquisitions area of Itaú-BBA underwent substantial expansion in scope in 2003, including accessing a larger number of prospective customers and the financing for increased acquisitions, as well as becoming better integrated with the capital market by offering more complete solutions to its clients.

Itaú-BBA’s Mergers and Acquisitions team employs a generalized approach. Its advisory services transactions in 2003 included evaluation, strategic analysis and corporate restructuring for clients in key segments such as capital goods, fertilizers, retail sales and petrochemicals.

International Operations and Foreign Exchange

Banco Itaú-BBA continued to serve clients from its branches in Nassau and Montevideo, and its representative offices in Buenos Aires and New York. It also benefited from Itaú Holding’s positioning among major Brazilian companies operating abroad, through extending its customer service reach and funding its overseas units. Itaú has branch offices in New York and the Cayman Islands, Banco Itaú Buen Ayre in Argentina, a representative office in Miami, its Itaubank subsidiary in the Cayman Islands, as well as Banco Itaú Europa, Banco Itaú Europa Luxemburgo, and an Itaúsa representative office in Frankfurt.

Consolidated investments made abroad by Banco Itaú Holding Financeira totaled US$2,274 million by December 31, 2003, including non-financial activities.

Itaú-BBA’s relationship with Banco Itaú Europa was also important, giving Itaú-BBA the capacity to source funds in Brazil and abroad for Itaú Europa, providing benefits to clients of both institutions.

The representative office in Buenos Aires is fully integrated with Banco Itaú Buen Ayre, and works closely with Brazilian companies active in Argentina, as well as major local firms.

Foreign investments in 2003 were much larger than in 2002, thanks in part to fewer restrictions on credit financing in the international market. The Itaú Group expanded its access to foreign lines of credit. The distribution of trade finance sourced by the Group remained quite broad, helped by Banco BBA’s reach and diversification.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Foreign Funding Itaú-BBA

Banco Itaú-BBA’s foreign fundraising activities in 2003 included the following:

Instrument	Coordinator	Amount in US$ millions	Issue Date	Maturity Date	Coupon %

Medium Term Notes	ItauBank e Itaú Europa	100	5/8/03	5/7/04	5.250%

	ItauBank / Itaú Europa /
Medium Term Notes	Standard Bank London	100	7/28/03	7/28/05	4.750%

Human Resources

To ensure valuable relationships with its clients, Itaú-BBA focuses on the technical and professional skills of its staff.

Through its Trainee Program, students in their final year at leading colleges complete a one-year training period, during which they work in Itaú-BBA’s four different areas. This allows the trainees to develop a comprehensive and integrated view of the company’s operations, and make a practical contribution to the ongoing improvement of its business and processes. Those trainees displaying the best performance and highest development potential are encouraged to take advantage of employment opportunities that arise at Itaú-BBA.

The variable pay model used ensures performance-based recognition and strengthens the focus on results and the constant search for excellence among all employees. A comprehensive performance assessment procedure, conducted twice a year for all positions, ensures feedback and facilitates goal setting and sharing.

Itaú-BBA’s operating autonomy allows it to employ tailored human resource policies to ensure the development and motivation of specialized professionals, with an emphasis on teamwork, effective communication channels at all levels and a positive working environment.

Senior Management Profile

BBA HE Participações is the holding company for Itaú-BBA’s executives, which shares control of the institution with Banco Itaú Holding Financeira. As a result of Itaú-BBA’s expanded business operations, its number of senior executives rose from 26 in 2002 to 44 by the beginning of 2004.

Itaú-BBA Executive Profile

Age	under 45	27
	over 45	17

Length of Employment	3 - 5 year	7
	5 - 10 years	13
	10 - 20 years	22
	over 20 years	2

Schooling	Undergraduate	2
	College graduate	19
	Extension	14
	Master’s degree	8
	PhD	1

46	Banco Itaú Holding Financeira S.A.

Intangible Assets

Banco Itaú Holding Financeira S.A.	47

Long-term strategic planning, the ability to prepare for future events, and balancing profits and growth with socially responsible activities have allowed Itaú to build the most valued brand in Brazil.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Corporate Guidance

Anticipating future events

Itaú will celebrate its 60th anniversary in 2005. Over the years, it has always focused on the ability to prepare for the future and on long-term strategic planning. “Ready for the future” was, not surprisingly, the advertising slogan used to commemorate the Bank’s 50th anniversary.

Over the past 30 years, Itaú has based its activities on sound risk management. This has allowed it to balance growth with profitability, even among adverse political and highly volatile economic conditions.

1975-1984

Situation

Political Military government	Economic • High growth • Increasing inflation • Major government intervention	Banking • Consolidation of mergers and acquisitions • Expansion of branch network

From 1945 to 1975, Itaú acquired, incorporated and associated itself with more than one hundred Brazilian banks. In 1974, after the acquisition of Banco União Comercial, it became the second largest publicly-owned Brazilian bank. At that time, Itaú was already preparing itself for the growth it would need to achieve future success in the banking industry. In the 1970s, Itaú continued expanding its operations throughout the country.

Year	Branches	Employees	Shareholder’s Equity (in US$ millions)

1975	582	25,000	181
1984	1,135	75,800	534

Despite political and economic turmoil, Itaú conducted its operations in the belief that the country’s economic growth would create business opportunities and the market would need new banking products and services. Accordingly, it created the Electronic Bank strategy to concentrate substantial investments in technology.

1985-1994

Situation

Political Democratic transition	Economic • Low growth • High inflation • Closed economy • Economic plans • Moratorium	Banking • Management in an inflationary environment • Capital expenditures in technology Focus on services

The democratic transition period was marked by enormous economic instability. The range of new services demanded by clients and the need for agility in operations, to offset the effects of inflation, were the main challenges faced by the banking industry. Itaú invested in the expansion of its branch network and took advantage of the technological advances of the previous decade, which allowed it to develop systems, products and services designed for providing convenience services to clients.

In 1983, Itaú launched the first self-service ATM in Brazil, which it named the Caixa Eletrônico. It proved so popular that soon, Caixa Eletrônico became the generic synonym for all ATMs. In this same decade, Itaú also created the first PAB customer-site banking unit, which also became a model for the entire banking industry.

Two other important strategic initiatives were adopted in the 1980s: the implementation of a program to rationalize administrative expenses, and the beginning of the business segmentation process, which resulted, initially, in the development of a structure designed to serve large corporations through Itaucorp.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Year	Branches and PABs	ATMs	Employees	Shareholder’s Equity (in US$ millions)

1985	1,304	-	87,436	622
1994	1,905	6,558	37,119	3,041

Distribution Network
in units

CAGR* Branches + PABs = 6.9%
582
795
866
913
1,071
1,304
1,479
1,853
2,017
1,905
1,826
2,597
2,995
3,172
1
27
154
340
923
2,976
6,658
8,876
11,714
13,777
20,021
75
77
79
81
83
85
87
89
91
93
95
97
99
01
03
Branches and PABs (**)
ATMs

Note: 308 points of sale in 1972.

(*) - Compound Annual Growth Rate.
(**) - PAB - Customer-site Unit

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

1995-2003

Situation

Political Democratic consolidation	Economic • Low growth • Inflation under control • Market Volatility • High interest rates • Globalization	Banking • Foreign banks • Privatizations • Specialization • Growth of the electronic network • Increased competition • Systems consolidation

In the 1990s, Itaú grew through acquisitions of financial institutions, either by taking advantage of opportunities arising in the market or through the privatization process.

Rationalizing costs, which began in the second half of the 1980s, resulted in the cost management program that is still in place today.

The Bank strengthened its international presence, particularly in Europe, through Banco Itaú Europa. In 2002, Itaú became the first Latin-American bank to acquire ‘Financial Holding Company’ status from the US Federal Reserve.

Making Changes

1994 was a turning point in Itaú’s history. Economic stability, which began with the Real Plan in 1994, demanded new corporate skills and major adjustments in management processes. These changes were undertaken with the need to maintain Itaú’s fundamental values, while preparing for the challenges ahead.

Anticipating Scenarios
Before and After Real Plan
1990					1994								2003
........	O	O	O	O	●	O	O	O	O	O	O	O	O	...
|
|
Changes in	the Approach----------------------------------------------->

Target	Planned Growth	Shareholder Value

Operational	To perform well!	To perform efficiently

Market	Growth	Focus

Personnel	Generic	Specialization

Remuneration	Fixed Structure	Performance Related

Risks	Avoid	Manage

Corp. Govern.	Formal	Active

Businesses	Banking	Financial Services

Intangibles	Not Managed	Managed

The Bank’s many initiatives from this period forward were designed to implement the changes necessary to attain superior results, even in uncertain and, at times, unfavorable conditions. Administrative strategies gained importance and have consistently contributed to shape our processes and attitudes, either operationally or when conducting business. They are:

•	Emphasis on efficiency and the creation of value for shareholders;

•	Implementation of the segmentation process, which led to operations focusing on several markets;

•	Adoption of modern management practices, to attract and retain talented individuals;

•	Sound management of market, operational and product risks;

•	Development of the Corporate Governance process; and

•	More consistent and systematic brand management.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Obtaining sustainable results

Our financial performance has been the most visible result of our ability to anticipate future events, with the objective of attaining long-term sustainability. In the past five years, Itaú has generated an average ROE of 28% per year, which is well above the market average.

These results were achieved by employing a good balance between growth and profitability. In the past 30 years, shareholder’s equity has grown at a weighted annual average rate of 11.5%.

This performance comes from having various revenue sources. Based on its strategic vision, and a comprehensive knowledge of the financial services industry, Itaú has invested in the development of structures, products and services that enrich its business operations.

ROE Growth (%)

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Itaú - the most valuable brand in Brazil

For the second year in a row, the Itaú brand was ranked as the most valuable in the country, based on a study executed by British consulting company Interbrand, a world leader in brand valuation. They evaluated the importance and strength of the brand in generating the company’s future results, taking into account our performance, relationships with the market, and capacity to operate in highly competitive conditions. The study showed a substantial increase Itaú’s brand value, from US$970 million in 2001 to US$1,093 million in 2003.

This reinforces the consistency of Itaú’s management philosophy and the effectiveness of its business strategy. It also demonstrates our asset management ability and efforts to constantly improve relations with clients, shareholders, employees, the public sector and other partners.

At Itaú, brand management has been an ongoing process for over 30 years. In 2003, it become even more structured. Periodic assessments are now undertaken on the value of the Itaú brand, relying on all available information, while the values and practices that should always be associated with the brand are being clearly publicized to all staff members. This helps us present a consistent image to the market.

Social Responsibility

The most relevant aspects of Itaú’s corporate responsibility practices are detailed in the Social Report, which forms part of this Annual Report. The main strategies of Banco Itaú Holding Financeira in the social and cultural field are enabled through two important institutions: the Itaú Social Foundation and the Itaú Cultural Institute.

In 2003, R$32 million was invested in social and cultural projects by these institutions and various Itaú companies.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Itaú Social Foundation

Begun in 1993, the Itaú Social Program was the Bank’s first vehicle to consolidate its social responsibility policy, which guides the design, support and development of projects aimed at public education and health services. The Itaú Social Foundation, created in 2000, follows the conviction that social transformation for a country the size of Brazil is only possible through partnerships between the public and private sectors, plus community involvement and investment in ongoing, sustainable social projects.

Funding comes from the surplus generated during the Itaú Social Foundation’s previous year. In 2003, this was increased to R$310 million, thanks to a R$50 million injection by Itaú.

In the past ten years, over R$100 million has been invested in the creation and support of roughly 650 social projects. Of this total, R$12.3 million was invested in 2003. For 2004, the Foundation plans to invest R$23.0 million in the maintenance and development of new programs.

Programs in 2003 featured a number of highlights, including: the Education & Participation Program, which included the 5th edition of the Itaú-Unicef Award, with a regional selection process and record number of 1,834 submissions; the Learning Officers Project, which continued in São Paulo and was expanded to Curitiba; the Writing the Future Program, which is designed to improve teaching standards by training teachers and developing writing skills in 4th and 5th grade students at public schools throughout Brazil; and the Improving Municipal Schooling Program, which provided teaching material and training specifically for the semi-arid region of Paraíba.

Itaú Cultural Institute

The Itaú Cultural Institute was founded 15 years ago. It has become a benchmark in the development of Brazilian culture, playing a key role in bulding the country’s identity and promoting citizenship. In addition to offering free and varied programming to the public, it undertakes research, produces content and provides cultural surveying, encouraging a widespread diffusion of art. By adopting policies parallel to those of the federal government, the Itaú Cultural Institute stresses the value of diversity to encourage greater and more widespread freedom of expression and artistic creation.

In 2003, the Institute’s activities were based in five areas:

•	Media Art, represented by Itaulab, a center of research and development projects that convey art and technology, and through the www.itaucultural.org.br website, which disseminates ideas, products and programs;

•	Itaú Cultural Directions, a program that supports and publicizes Brazilian artists. It has displayed works by over 600 artists to more than one million people since its creation in 1997;

•	Cultural Activities, with programming focusing on entertainment and culture;

•	Distance Programs, conducted via radio, TV and internet to increase community access to Brazilian culture; and

•	Education, through activities that cover all the Institute’s projects, featuring training courses, workshops, seminars, products and research.

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Senior Management and Directors

Banco Itaú Holding Financeira S.A.

SHAREHOLDERS MEETINGS
|

|		|
ADVISORY BOARD	BOARD OF DIRECTORS Olavo Egydio Setubal Chairman	AUDIT BOARD
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|		|
INTERNATIONAL ADVISORY COMMITTEE	EXECUTIVE BOARD Roberto Egydio Setubal Chairman and CEO	CONTROLS COMMITTEE
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|		|
VICE-PRESIDENCIES		DIRECTORSHIPS

Board of Directors

Chairman
Olavo Egydio Setubal

Vice-Chairmen
Alfredo Egydio Arruda Villela Filho
José Carlos Moraes Abreu
Roberto Egydio Setubal

Directors
Alcides Lopes Tápias
Carlos da Câmara Pestana
Fernão Carlos Botelho Bracher
Henri Penchas
José Vilarasau Salat
Maria de Lourdes Egydio Villela
Persio Arida
Roberto Teixeira da Costa
Sergio Silva de Freitas

Executive Board
Chairman and CEO
Roberto Egydio Setubal

Senior Vice-Presidents
Henri Penchas
Sergio Silva de Freitas

Executive Vice-Presidents
Alberto Dias de Mattos Barretto
Alfredo Egydio Setubal

Legal Advisor
Luciano da Silva Amaro

Executive Directors
Rodolfo Henrique Fischer
Silvio Aparecido de Carvalho

Audit Committee

Sitting Members
Gustavo Jorge Laboissiere Loyola
Alberto Sozin Furuguem
Iran Siqueira Lima

Alternate Members
José Marcos Konder Comparato
José Roberto Brant de Carvalho
Walter dos Santos

Advisory Board
Daniel Machado de Campos
Fernando de Almeida Nobre Neto
Joaquim Francisco Monteiro de Carvalho
Lício Meirelles Ferreira
Luiz Eduardo Campello

International Advisory Committee
Olavo Egydio Setubal
Roberto Egydio Setubal
Alberto Dias de Mattos Barretto
Arthur Eduardo Brochado dos Santos Silva
Carlos da Câmara Pestana
Dieter Rampl
Henri Penchas
Isidro Fainé Casas
José Carlos Moraes Abreu
Maria de Lourdes Egydio Villela
Roberto Teixeira da Costa
Sergio Silva de Freitas

Stock Options Committee

Chairman
Olavo Egydio Setubal

Members
Carlos da Câmara Pestana
José Carlos Moraes Abreu
Roberto Egydio Setubal
Roberto Teixeira da Costa

Internal Controls Committee

Chairman
Carlos da Câmara Pestana

Members
Alcides Lopes Tápias
Henri Penchas

Trading Committee
Alfredo Egydio Setubal
Alcides Lopes Tápias
Alfredo Egydio Arruda Villela Filho
Roberto Teixeira da Costa
Henri Penchas
Maria Elizabete Vilaça Lopes

Disclosure Committee
Alfredo Egydio Setubal
Alcides Lopes Tápias
Alfredo Egydio Arruda Villela Filho
Roberto Teixeira da Costa
Henri Penchas
Antonio Jacinto Matias
Maria Elizabete Vilaça Lopes

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Board of Directors

Chairman
Olavo Egydio Setubal
President of the Board of Directors since March, 2003. Banco Itaú S.A.- Chairman of the Board of Directors from October 1986 until March 2003. General Director between 1964 and 1975 and CEO-Director between 1979 and 1985. Mayor of the City of São Paulo between 1975 and 1979 and Brazil’s Foreign Minister between 1985 and 1986. Member of the National Currency Board between 1974 and 1975.
An Engineering graduate from the Polytechnic School of the University of São Paulo, 1945.

Vice Chairmen

Alfredo Egydio Arruda Villela Filho
Director since March, 2003, and Member of the Disclosure and Trading Committees. Itaúsa - Investimentos Itaú S.A. - Member of the Board of Directors since August 1995, and member of the Disclosure and Trading Committees. Itautec Philco S.A. - member of the Board of Directors since August, 1997, Banco Itaú S.A. - Vice-Chairman of the Board of Directors from 2001 until March, 2003.
A graduate in Mechanical Engineering from Escola de Engenharia Mauá do Instituto Mauá de Tecnologia in 1992, and a Post-graduate in Administration from Fundação Getúlio Vargas.

José Carlos Moraes Abreu
Director since March, 2003. Banco Itaú S.A.- Director from 1986 until March, 2003. Chairman of the Board of Directors in 1985 and General Director from 1976 and 1985. Member of the National Currency Board between 1975 and 1984.
A Law graduate from the University of São Paulo, 1944.

Roberto Egydio Setubal
Director since March, 2003. Banco Itaú S.A.- Director from April, 1995 until March, 2003. General Director between August, 1990 and March, 1994. Chairman and General Director since April 1994. Itaúsa - Investimentos Itaú S.A.- Vice-President/Executive Director since May 1994. Banco Itaú-BBA S.A. - Chairman of the Board of Directors since February, 2003. President of the Brazilian Federation of Bank Associations (Febraban), from April 1997 until March 2001. Vice President of the Institute of International Finance, member of the International Monetary Conference Council, and member of the International Advisory Committee of the Federal Reserve Bank of New York.
A Graduate in Production Engineering from the Polytechnic School of the University of São Paulo in 1977, and Master of Science in Engineering from Stanford.

Directors

Alcides Lopes Tápias
Member of the Board of Directors since March, 2003. Banco Itaú S.A.- Member of the Board of Directors from April, 2002 until March, 2003. Partner of InterAmericana Ltda and Member of the Board of Directors of the Sadia Group since December, 2001. Vice-President of the Executive Directorate and of the Senior Administration Board at Bradesco until 1996. President of FEBRABAN between 1991 and 1994, and member of the National Currency Board. Tapias represented Bradesco before the Boards of Directors of Ericsson, CSN, Latasa, Monteiro Aranha and others. Elected member of the Board of Directors of Tubos e Conexões Tigre in 1995. Tapias took over the Presidency of the Carmargo Corrêa Group in 1996, becoming Chairman of the Board. Chairman of USIMINAS (1997) and of São Paulo Alpargatas until September, 1999). Minister of Development, Industry and Foreign Trade until July, 2001.
A Business Administration graduate from Mackenzie University and a Bachelor of Law from Faculdades Metropolitanas Unidas.

Carlos da Câmara Pestana
Director since March, 2003; Banco Itaú S.A.: Member of the Board of Directors from October, 1986 until March, 2003; Vice-Chairman/Executive Director from November 1986 until June, 1990, and Chairman-Director between July, 1990 and March, 1994.
A Law Graduate from Faculdade de Direito Universidade Clássica de Lisboa in 1955.

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Annual Report 2003	Banco Itaú Holding Financeira S.A.

Fernão Carlos Botelho Bracher
Director since April, 2003. Banco Itaú-BBA S.A.- VP-Director since August, 1988, and Vice-President of the Board of Directors since February, 2003. Banco Central do Brasil - President from 1985 until February, 1987. Negotiator of the foreign debt from June to December, 1987. Director of Foreign Affairs from 1974 to 1979. Banco Bradesco S.A.- Vice President from 1982 until 1985. Grupo Atlântica-Boavista de Seguros - Vice-President from 1980 until 1982. Banco da Bahia - Director from 1961 until 1973.
A Law Graduate from the University of São Paulo.

Henri Penchas
Member of the Board of Directors and Senior Vice-President since March, 2003. Member of the Disclosure and Trading Committees. Itaúsa - Investimentos Itaú S.A.- Executive Director since December, 1984. Director of Investor Relations, and Member of the Disclosure and Trading Committees . Banco Itaú S.A.- Member of the Board of Directors from April 1997 until March, 2003, and Senior Vice President since April, 1997. Executive Vice-President between April 1993 and March, 1997, responsible for Economic Control. Banco Itaú-BBA S.A. - Vice-President of the Board of Directors from February, 2003.
A Mechanical Engineering graduate from Mackenzie University, with Post-graduate work in Finance at Fundação Getúlio Vargas.

José Vilarasau Salat
Member of the Board of Directors since March, 2003. Banco Itaú S.A. - Member of the Board of Directors from April, 2001 until March, 2003. President of Caixa Holding, S.A. from July, 2000 until 2003. President of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, from January, 1999 until 2003.
An Industrial Engineering graduate from Escuela Especial de Ingenieros Industriales de Barcelona, and in Economics and Business Sciences from Universidad de Barcelona.

Maria de Lourdes Egydio Villela
Member of the Board of Directors since March, 2003. Banco Itaú S.A. - Member of the Board of Directors from March, 1993 until March, 2003. Vice-President of the Board of Directors of Itaúsa - Investimentos Itaú S.A since April, 2001. President of the Modern Arts Museum of São Paulo (MAM) since December, 1994, of Instituto Itaú Cultural (Itaú Cultural Institute) since May, 2001. Founder and President of the Despertar Community Association since April, 1994. Faça Parte - Instituto Brasil Voluntário (Be Part of It, Brazilian Volunteer Institute), from October, 2000, and of the São Paulo Volunteer Center from May, 1997.
A Psychology graduate from Pontifícia Universidade Católica in 1971.

Persio Arida
Member of the Board of Directors since March, 2003. Banco Itaú S.A. - Member of the Board of Directors from April, 2001, until March, 2003. SEPLAN’s Social Coordination Secretary - 1985. Member of the Board of Directors of the Banco Central do Brasil - 1986. President of BNDES - 1993 to 1994. President of Banco Central do Brasil - 1995. Member of the Smithsonian Institute (Washington) and Member of the Institute for Advanced Studies.
An Economics graduate from the University of São Paulo. PhD in Economics from M.I.T.

Roberto Teixeira da Costa
Member of the Board of Directors since March, 2003. Banco Itaú S.A. - Member of the Board of Directors from April, 2001 until March, 2003. Founder of the CVM - Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários). President until 1979 of CEAL International. President of the Businessmen’s Council for Latin America from 1988 until 2000. Jornal O Estado de S. Paulo - Member of the Advisory Board.
An Economics graduate from Faculdade Nacional de Ciências Econômicas (Rio de Janeiro).

Sergio Silva de Freitas
Membro do Conselho de Administração e Vice-Presidente Sênior desde março de 2003. Banco Itaú S.A.- Membro do Conselho de Member of the Board of Directors, and Senior Vice-President since March, 2003. Banco Itaú S.A.- Member of the Board of Directors from October, 1996 until March, 2003, and Senior Vice-President since April, 1993. Executive Vice-President from March, 1986 until March, 1993. Banco Itaú-BBA S.A. - Member of the Board of Directors since February, 2003.
A graduate in Economics Engineering from Escola Nacional de Engenharia da Universidade Brasil, in 1965.

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Executive Board

Chairman
Roberto Egydio Setubal

Executive Directors
Henri Penchas
Sergio Silva de Freitas

Executive Vice-Presidents

Alberto Dias de Mattos Barretto
Executive Vice-President and member of the International Advisory Committee from March, 2003. Banco Itaú S.A. - Executive Vice-President for the International Area since April 1993. Banco Itaú-BBA S.A.: Member of the Board of Directors since February, 2003. General Manager and Agent at the New York Branch in 1979. Technical Director of the International Division in 1982. Executive Director in 1985. Member of the Directorate of Libra Bank in London, from 1983 to 1990. Currently, Alberto is a member of Banco Itaú Europa’s Directorate in Portugal, and of Banco Itaú Buen Ayre in Argentina.A Law graduate from the University of São Paulo in 1967.

Alfredo Egydio Setubal
Executive Vice-President and Director of Investor Relations, Chairman of the Disclosure and Trading Committees from March of 2003, Relationship Manager with the CVM, with Banco Central do Brasil and other government authorities regarding matters pertaining to capital markets. Banco Itaú S.A.: Executive Vice-President since March, 1996, for the Capital Markets area. Director of Investor Relations between 1995 and 2003. Director-Manager between 1988 and 1993; Executive Director between 1993 and 1996. Banco Itaú-BBA S.A.: Member of the Board of Directors since February, 2003; Associação Nacional dos Bancos de Investimentos (National Assotiation of Investment Banks) - ANBID - Vice-President from 1994 until August, 2003, and President as of August, 2003. Member of the Boards of Directors of Associação da Distribuidora de Valores - ADEVAL (from 1993), of Companhia Brasileira de Liquidação e Custódia - CBLC (since 1998), of the São Paulo Stock Exchange - BOVESPA (since 1996), and of the Associação Brasileira das Cas. Abertas (Brazilian Open Companies Association) - ABRASC (since 2000). Finance Director of the Modern Art Museum of São Paulo (MAM) (since 1992).
A graduate in Business Administration from Fundação Getúlio Vargas, having done Post-graduate work at the same institution. Specialization course at INSEAD (France).

Legal Advisor

Luciano da Silva Amaro
Legal Advisor as of March of 2003. Banco Itaú S.A.- attorney from 1976 until 1988, and member of its Executive Board since 1988. Tax technician at the Ministry of the Treasury from 1970 to 1976. Professor of Tax Law at the Law School of Universidade Presbiteriana Mackenzie since 1977. Lecturer at congresses and legal events. Author of Direito Tributário Brasileiro (Brazilian Tax Laws) (9th. Edition). Author of some 40 essays published about tax and business law. Member of the Brazilian Academy of Tax Law and of other entities.
A Legal Sciences graduate from the Law School of the University of São Paulo.

Executive Directors

Rodolfo Henrique Fischer
Executive Director since March, 2003. Banco Itaú S.A. - Executive Vice-President from April, 2003. Executive Director from 1999 to 2003. Banco Itaú-BBA S.A. - Member of the Executive Board as of February, 2003. President of the CIP Council - Interbank Payments Chamber for ADIMA (Câmara Interbancária de Pagamentos e Diretor da ADIMA) - National Association for Institutions Operating in the Financial Market (Associação Nacional das Instituições do Mercado Financeiro).
A Civil Engineering graduate from the Polytechnic School of the University of São Paulo in 1984, and an MSc in Management from the Massachusetts Institute of Technology (MIT) in 1990.

Silvio Aparecido de Carvalho
Executive Director since March, 2003. Banco Itaú S.A. - Executive Director since October, 2000.
A Business Administration graduate (1997), Accounting Sciences (1974) from the Economics School, Administration and Accounting Sciences from the University of São Paulo. Silvio earned his Master’s Degree from the same institution (1982) and his Doctorate (1994) in Controller and Accounting Sciences - the last two Magna Cum Laude. He completed the Stanford Executive Program at Stanford University in 1985. Professor at the University of São Paulo since 1976.

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Banco Itaú S.A.

Chairman and CEO
Roberto Egydio Setubal

Executive Vice-Presidents
Henri Penchas
Sergio Silva de Freitas

Executive Directors
Alberto Dias de Mattos Barretto
Alfredo Egydio Setubal

Antonio Jacinto Matias
Executive Vice-President since February, 1999, responsible for the coordination of Marketing, Institutional Relations, Consumer Service, Communications, Retail Credit, Management Systems, Business Planning. Managing Director between December 1988 and March 1992. Executive Director between 1992 and 1999. Member of the Disclosure Committee of Banco Itaú Holding Financeira S.A. Vice-President of Social Program Director for Fundação Itaú Social. Executive Director for Instituto Itaú Cultural. Executive Director for the Brazilian Bank Association Federation (Federação Brasileira das Associações de Bancos) - Febraban. Member of the Curator’s Council of Fundação Roberto Marinho; Former Vice-President of Board of Directors for Latin America and the Caribbean at MasterCard.
A Production Engineering graduate from the Polytechnic School of the University of São Paulo. Post-graduate work in Business Administration at Fundação Getúlio Vargas.

Milton Luís Ubach Monteiro
Executive Vice-President since April, 1993. Executive Director between 1986 and 1993, responsible for Corporate Projects.
An Engineering graduate from Pontifícia Universidade Católica in 1965.

Renato Roberto Cuoco
Executive Vice-President since April, 1993. Executive Director between 1984 and 1993, responsible for Operational Resources.
A graduate of the Polytechnic School of the University of São Paulo in 1967.

Rodolfo Henrique Fischer

Legal Advisor

Luciano da Silva Amaro

Executive Board

Fernando Tadeu Perez
Executive Director since May, 2003. Senior Director-Manager between July, 2001 and April, 2003. FEBRABAN - Sector Director for Human Resources.
A Business Administration graduate from the University of São Paulo. Specialization in Labor Relations and Class Negotiations - International Center for Professional Skills (O.I.T.) - Europe and MBA Advanced Management Program - INSEAD - France.

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Helio de Mendonça Lima
Executive Director since May, 2002. Responsible for Itaucard Financeira. American Express do Brasil (Tempo e Cia. de Turismo, Tempo e Cia. Administradora de Cartão de Crédito, Banco American Express): Chairman-Director from June, 1997 until July, 2001. Prever Seguros e Previdência - President-Director from March, 1992 until May, 1997. Citibank N/A (1972 - 1992) - Lima occupied several positions such as Chairman of Credicard S.A. (1982 - 1986) and President of Citibank Florida (1990 - 1992).
An MBA graduate from Michigan State University (USA) -1970/1971 and Mechanical Engineering - PUC - Rio de Janeiro - 1963/1968.

 João Jacó Hazarabedian
Executive Director since March, 1996. Director-Manager from April, 1993 until February, 1996.
A Production Engineering graduate from the Polytechnic School of the University of São Paulo, in 1977.

Osvaldo do Nascimento
Executive Director since May, 2002. Senior Director-Manager from April, 1999 until April, 2002. Associação Nacional de Previdência Privada - ANAPP (National Association of Private Pension Plans) - VP since January, 2003, Vice-President from 2000 until 2002, and Director between 1997 and 2000. Member of the Thematic Committee for Complementary Insurance Plans for the Council of Economic and Social Development of the Federal Government.
Professor of Advanced Studies in Information Technology between 1980 and 2001 at the Technology School of São Paulo; Guest professor for Master’s degree courses at Fundação Getúlio Vargas since 2003.
An Electric Engineering graduate from the Polytechnic School of the University of São Paulo in 1977 and a holder of a Master’s Degree in Computer Science from the University of Michigan in 1985.

Rodolfo Angel Corvi
Executive Director for Itaú Argentina. Tenure Professor in the Master’s Program in Banking at the CEMA University in Buenos Aires, and a member of the Directive Commission of the Argentine Banks Association.
Rodolfo is a Certified Public Accountant, and he did doctoral work in Economic Sciences. Corvi did post-graduate work in Strategic and Banking Planning at Northern Illinois University.

Ronald Anton de Jongh
Executive Director since March, 1996. Director-Manager between 1993 and 1996.
An Aeronautical Infrastructure Engineering graduate from Instituto Tecnológico de Aeronáutica (ITA), in 1980, and a Master of Business Administration from The Wharton School - University of Pennsylvania, in 1985.

Ruy Villela Moraes Abreu
Executive Director since March, 1996, Abreu is currently responsible for operations at Itaú Personnalité and Auto Financing at Banco Itaú and Banco Fiat. In this capacity, Ruy was also responsible for Consumer Client Products.
A Business Administration graduate from Fundação Armando Álvares Penteado (FAAP), in 1982, with specialization at INSEAD (France) in 1993.

Sérgio Ribeiro da Costa Werlang
Executive Director since April, 2003. Senior Director-Manager between March, 2002 and March, 2003. Director responsible for the economic policies of Banco Central do Brasil from February, 1999 until September, 2000. Executive Director for Banco BBM from October, 1997 until December, 1998. Research Director in Resource Management for Banco BBM from 1994 until 1998.
Sérgio holds a PhD from the University of Princeton, 1986.

Silvio Aparecido de Carvalho

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Banco Itaú - BBA

Board of Directors

Chairman
Roberto Egydio Setubal

Vice-Presidents
Fernão Carlos Botelho Bracher
Henri Penchas

Directors
Alberto Dias de Mattos Barretto
Alfredo Egydio Setubal

Antonio Beltran Martinez
Member of the Board of Directors since March, 2002. Banco BBA Creditanstalt S.A.- Vice-President from 1988 until 2002. Fundo Garantidor de Crédito - Member of the Advisory Council for Banco Bradesco S.A - Vice-President until 1987.
A Business Administration graduate from Fundação Getúlio Vargas (FGV) - 1987.

Antonio Carlos Barbosa de Oliveira
Member of the Board of Directors and Vice-President/Director since February, 2003. Banco Itaú S.A.- Executive Vice-President from May, 2002 until February, 2003. Executive Director between 1994 and 2002. Director-Manager between 1991 and 1994.
A Production Engineering graduate from the Polytechnic School of the University of São Paulo in 1974. Master of Science degree from the Massachusetts Institute of Technology (MIT) in 1977.

Candido Botelho Bracher
Member of the Board of Directors and Vice-President/Director since February, 2003. Banco BBA Creditanstalt S.A.- Director from 1988 until January, 2003.
A Business Administration graduate from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas - 1980.

Edmar Lisboa Bacha
Member of the Board of Directors since February, 2003.
An Economics graduate from the Federal University of Minas Gerais in 1963, and a PhD in Economics from Yale, 1968.

Eduardo Mazzilli de Vassimon
Member of the Board of Directors and Executive Vice-President since April, 2003. Banco Itaú S.A.- General Currency Exchange Manager between 1980 and 1990; Banco BBA-Creditanstalt S.A.- Deputy Director of Currency Exchange from 1990 until 1991 and International Director from 1992 until 2003.
An Economics graduate from the Economics School of the University of São Paulo in 1980. A Business Administration graduate from Fundação Getúlio Vargas in 1980. Vassimon did Post-graduate work at EAESP/FGV in 1982. École dês Hautes Études Commerciales - France, in 1982.

Rodolfo Henrique Fischer
Sergio Silva de Freitas

Executive Board

Chairman
Fernão Carlos Botelho Bracher

Executive Vice-Presidents
Antonio Carlos Barbosa de Oliveira
Candido Botelho Bracher
Eduardo Mazzilli de Vassimon
Antonio Beltran Martinez

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Independent Audit - Brazilian Securities and Exchange Commission (CVM) Instruction 381

The operating policy of Banco Itaú Holding, its subsidiary companies, parent company and members of the same economic/financial group, regarding the engagement of services not related to any external audit from our independent auditors, is based on internationally accepted principles of preserving the independence of the auditor. These principles consist of: (a) auditors not auditing their own work, (b) auditors not performing managerial roles for their clients, and (c) auditors not promoting the interests of their clients.

Consistent with these principles, and under the terms of CVM Instruction 381, we report that PricewaterhouseCoopers Auditores Independentes was not engaged in, nor did they render services in 2003 not related to the external audit at levels above 5.0% of the total audit costs to Banco Itaú Holding Financeira S.A.

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Corporate Information

Head Office

Praça Alfredo Egydio de Souza Aranha, 100 - Torre Itaúsa
CEP 04344 902 - São Paulo - SP
www.itau.com.br

Shareholder Services

Belo Horizonte - MG
Av. João Pinheiro, 195 - Térreo - CEP 30130 180

Brasília - DF
SCS Quadra 3 - Edif. Dona Angela - Sobreloja - CEP 70300 500

Curitiba - PR
Rua João Negrão, 65 - Sobreloja - CEP 80010 200

Porto Alegre - RS
Rua Sete de Setembro, 746 - Térreo - CEP 90010 190

Rio de Janeiro - RJ
Rua Sete de Setembro, 99 - Subsolo - CEP 20050 005

Salvador - BA
Av. Estados Unidos, 50 - 2º andar - Ed. Sesquicentenário - CEP 40010 020

São Paulo - SP
Rua XV de Novembro, 318 - Térreo - CEP 01013 001

Other locations
Agências do Banco Itaú S.A.

Investor Relations

Praça Alfredo Egydio de Souza Aranha, 100
Torre Conceição - 11o. andar
CEP 04344 902 - São Paulo - SP
Phone: (5511) 5019 1549
Fax: (5511) 5019 1133
e-mail: relacoes.investidores@itau.com.br

Customer Service

Itaú Bankfone
Information and banking transactions
Major metropolitan regions: 4004 4828
Other locations: (0800) 90 4828

Bankfone Customer Support
Itaú customers:
Major metropolitan regions: 4004 4828
Other locations: (0800) 11 8944
Banerj, Bemge, Banestado and Beg customers: (0800) 70 30044

Internet Customer Service (Talk to Us)
www.itau.com.br
www.banerj.com.br
www.bemge.com.br
www.banestado.com.br
www.beg.com.br

Consumer Protection
Itaú Responds - Consumer Protection Service
Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição - 6º andar - CEP 04344 902
Phone: (5511) 5019 8006 Fax: (5511) 5019 8295
e-mail:itauresponde@itaú.com.br

Central Bank of Brazil Service
Support Team
Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição - 6º andar - CEP 04344 902
Phones: (5511) 5019 8380 / 8381 / 8382 / 8383 / 8384
Fax: (5511) 5019 8388

Credits

Banco Itaú Holding Financeira S.A.
Annual Report 2003

Graphic Project
The Media Group

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